
04026444


SEC MAIL PROCESSING
RECEIVED
APR 16 2004
WASH. DC
SECTION

OLYMPIC STEEL INC

1954-2004

The Next 50

2003 Annual Report

FELLOW SHAREHOLDERS

As I begin this shareholder letter, my obligation is to report on the year 2003 and to comment on the outlook for 2004. I would be remiss, however, if I first did not acknowledge and reflect on the significance of 2004; Olympic Steel's 50th Anniversary. 2004 is especially noteworthy to me as it is also my 30th year with the company, my 20th as leader of this great organization and my 10th as Chairman and Chief Executive Officer of the public entity — your company — Olympic Steel.

I remember so many people and events that have shaped the Company over these many years. The principles that guide us and the hard work and good fortune that have brought us to this momentous point in time. I remember many "firsts". Our first fax machine, our first computer, our first cut to length line, our first Initial Public Offering road show, our first acquisition and our first greenfield site. I also remember recessions and recoveries, growth years and tough years, many profitable years and some years with no profits. Most of all, I remember the people: family, partners, friends, suppliers, customers, loyal employees and our shareholders. I feel most fortunate to be surrounded by excellent associates and advisors, in particular David Wolfort our President and Chief Operating Officer, Rick Marabito our Chief Financial Officer, our Board of Directors and, of course, my father, one of the company's founders.

Let me begin my review of fiscal 2003. As you may recall from my last shareholder letter, we entered the year with "cautious optimism". During the first quarter, while still in the midst of a recessionary environment; we managed to increase our contract business. We began to see sales dollar increases but our customers were not yet ready to increase tonnage. The overhanging recessionary cloud necessitated additional fiscal management measures on our part. We continued to shrink inventories to meet our turnover objectives and reduced our employment by an additional 8%. We instituted wage freezes and suspended the company's 401(K) matching program in order to preserve cash. These actions were necessary to protect your company. We made management changes in our unprofitable Detroit operations, which included bringing in a seasoned automotive and steel service center executive as our Automotive Vice President. At the same time, to differentiate ourselves from our competition, we continued to pay our bills on an expedited discount pay basis.

Our second quarter continued with weak overall demand, and business inventories were being reduced across the country. The financial markets continued a policy of tight credit, even with low interest rates designed to stimulate economic growth. The quarter did see the lifting of US Government steel tariffs, but such action had little or no affect on the steel-consuming sector. We continued to cut costs and run lean, as overall tonnage sales decreased 12.3% year to date.

A "sea of change" began to occur during the third quarter. Our sales tonnage and dollars were beginning to move northward. Industry sectors, such as farm machinery, construction machinery, and rail car manufacturing, which were all near dormant for several years, started to increase their build projections. Even with steel production down, business inventories down, service center shipments down, the Olympic Steel management team could sense a changing environment. We began to see commodity prices moving higher. World demand for raw materials increased, especially in Asia. Our International division was receiving inquiries for large quantities of steel and our suppliers were beginning to react to these world demands. International pricing was beginning to eclipse domestic pricing, resulting in significant export sales, primarily with China, but also Europe.

We changed our strategies from a cash preservation posture to one of planning for anticipated growing demand for steel. We began to fill our inventory pipeline. At the same time, we saw a fourth quarter increase in our tons sold of 29.3% and sales of 15%. For the year, we finished with a 2% increase in sales tons and 3% in sales dollars. However, the unexpected bankruptcy of a large east coast customer in December 2003, caused us to take a loss in the quarter.

As we look to the upcoming year, we see a rapidly changing scenario. While we foresaw increasing demand and increasing price levels for 2004, our forecasts now seem low. Global demand for steel appears to be growing faster than the supply. China's unprecedented growth, though a major factor, is not the only cause for this market rise. Domestically, we have perhaps the lowest business inventory levels in manufacturing history. We have shortages in natural gas, iron ore, scrap, and coke amidst rising demand and a weakened U.S. dollar.

We are as well positioned for growth and profit as we ever have been. We have managed our balance sheet well, maintaining a strong cash position and a tight rein on operating expenses. We are poised to take advantage of the opportunities that are now beginning to unfold.

It is time to be rewarded for the performance risks we have taken for you, our shareholders. Through the recession, and now into the beginning of the recovery, we have dealt with all our commercial relationships with integrity and respect. We have diligently communicated the impacts of the changing markets with our customers and our employees. We have kept you, our stockholders, informed of our status and we have been rewarded with increased shareholder value. The expected return to profitability will allow us to invest in our employees' development and accelerate our investments in both production and information technologies. It will allow us to continue to reduce debt and further restructure our balance sheet. The first 50 years allowed us to reach this moment. Our odyssey continues as we begin the next fifty years with Olympic Steel employees that are focused, principled, dedicated and ready. Our best is yet to come.

Sincerely,



Michael D. Siegal
Chairman and CEO

March 25, 2004

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(X) ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For The Year Ended December 31, 2003

( ) TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 0-23320

OLYMPIC STEEL, INC.
(Exact name of registrant as specified in its charter)

Ohio	**34-1245650**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
5096 Richmond Road, Bedford Heights, Ohio	**44146**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code (216) 292-3800

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, without par value

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes (X) No ( )

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ( )

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ( ) No (X)

As of June 30, 2003, the aggregate market value of voting stock held by nonaffiliates of the registrant based on the closing price at which such stock was sold on the Nasdaq National Market on such date approximated $30,990,870. The number of shares of Common Stock outstanding as of March 22, 2004 was 9,709,115.

DOCUMENTS INCORPORATED BY REFERENCE

Registrant intends to file with the Securities and Exchange Commission a definitive Proxy Statement pursuant to Regulation 14A of the Securities Exchange Act of 1934 within 120 days of the close of its fiscal year ended December 31, 2003, portions of which document shall be deemed to be incorporated by reference in Part I and Part III of this Annual Report on Form 10-K from the date such document is filed.

PART I

ITEM 1. BUSINESS

The Company

The Company is a North American steel service center with 49 years of experience in specialized processing and distribution of large volumes of carbon, coated carbon and stainless steel, flat-rolled sheet, and coil and plate products from 12 facilities in eight midwestern and eastern states. The Company also participates in two joint ventures in Michigan. Net sales for the Company totaled $473 million in 2003. The Company operates as an intermediary between steel producers and manufacturers that require processed steel for their operations. The Company purchases flat-rolled steel typically from steel producers and responds to its customers' needs by processing steel to customer specifications and by providing critical inventory and just-in-time delivery services. Such services reduce customers' inventory levels, as well as save time, labor and expense for customers, thereby reducing their overall production costs. The Company's services include both traditional service center processes of cutting-to-length, slitting, and shearing and higher value-added processes of blanking, tempering, plate burning, laser welding, and precision machining of steel parts. In 2002 the Company ceased providing roll forming services.

The Company operates as a single business segment and is organized into four regional operations with domestic processing and distribution facilities in Connecticut, Georgia, Pennsylvania, Ohio, Michigan, Illinois, Iowa, and Minnesota, servicing a diverse base of customers primarily located throughout the midwestern, eastern and southern United States. Its international sales office is located in Florida and services customers primarily in Puerto Rico and Mexico.

The Company is incorporated under the laws of the State of Ohio. The Company's executive offices are located at 5096 Richmond Road, Cleveland, Ohio 44146. Its telephone number is (216) 292-3800, and its website address is www.olysteel.com.

Industry Overview

The steel industry is comprised of three types of entities: steel producers, intermediate steel processors and steel service centers. Steel producers have historically emphasized the sale of steel to volume purchasers and have generally viewed intermediate steel processors and steel service centers as part of their customer base. However, all three entities can compete for certain customers who purchase large quantities of steel. Intermediate steel processors tend to serve as processors in large quantities for steel producers and major industrial consumers of processed steel, including automobile and appliance manufacturers.

Services provided by steel service centers can range from storage and distribution of unprocessed metal products to complex, precision value-added steel processing. Steel service centers respond directly to customer needs and emphasize value-added processing of steel pursuant to specific customer demands, such as cutting-to-length, slitting, shearing, roll forming, shape correction and surface improvement, blanking, tempering, plate burning and stamping. These processes produce steel to specified lengths, widths, shapes and surface characteristics through the use of specialized equipment. Steel service centers typically have lower cost structures and provide services and value-added processing not otherwise available from steel producers.

End product manufacturers and other steel users have increasingly sought to purchase steel on shorter lead times and with more frequent and reliable deliveries than can normally be provided by steel producers. Steel service centers generally have lower labor costs than steel producers and consequently process steel on a more cost-effective basis. In addition, due to this lower cost structure, steel service centers are able to handle orders in quantities smaller than would be economical for steel producers. The benefits to customers purchasing products from steel service centers include lower inventory levels, lower overall cost of raw materials, more timely response and decreased manufacturing time and operating expense. The Company believes that the increasing prevalence of just-in-time delivery requirements has made the value-added inventory, processing and delivery functions performed by steel service centers increasingly important.

Corporate History

The Company was founded in 1954 by the Siegal family as a general steel service center. Michael Siegal (CEO), the son of one of the founders, began his career with the Company in the early 1970's and became CEO at the end of 1983. David Wolfort (President and COO) joined the Company as General Manager in 1984. In the late 1980's, the Company's business strategy changed from a focus on warehousing and distributing steel from a single facility with no major processing equipment to a focus on growth, geographic and customer diversity and value-added processing. An integral part of the Company's growth has been the acquisition and start-up of several processing and sales operations, and the investment in processing equipment. In March 1994, the Company completed an initial public offering, and in August 1996, completed a follow-on offering of its Common Stock.

Business Strategy and Objectives

The Company believes that the steel service center and processing industry is driven by four primary trends: increased outsourcing of manufacturing processes by domestic manufacturers; shift by customers to fewer and larger suppliers; increased customer demand for higher quality products and services; and consolidation of industry participants.

In recognition of these industry dynamics, the Company has focused on achieving profitable growth through the start-up, acquisition, or joint venture partnering of service centers, processors, and related businesses, and investments in higher value-added processing equipment and services, while continuing its commitment to expanding and improving its sales and servicing efforts.

The Company is focused on specific operating objectives including: (i) increasing tons sold; (ii) controlling operating expenses in relation to sales volumes; (iii) generating positive cash flow to reduce debt; (iv) improving safety awareness; (v) achieving specified on-time delivery and quality directives; and (vi) maintaining inventory turnover of approximately five times per year. These operating objectives are supported by:

(i) Flawless execution (Fe), which is an internal program that empowers employees to achieve profitable growth by delivering superior customer service and exceeding customer expectations.

(ii) A set of core values which is communicated and practiced throughout the Company.

(iii) On-going business process enhancements and redesigns to improve efficiencies and reduce costs.

(iv) Continued evolution of information and key metric reporting to focus managers on achieving the specific operating objectives mentioned above.

Olympic believes its depth of management, facilities locations, processing capabilities, information systems, focus on quality and customer service, extensive and experienced sales force, and supplier relationships provide a strong foundation for implementation of its strategy and achievement of its objectives. Certain elements of the Company's strategy are set forth in more detail below.

Investment in Value-Added Processing Equipment. Olympic has invested in processing equipment to support customer demand and to respond to the growing trend among capital equipment manufacturers (its customers) to outsource non-core production processes, such as plate processing, and to concentrate on engineering, design and assembly. When the results of sales and marketing efforts indicate that there is sufficient customer demand for a particular product or service, the Company will purchase equipment to satisfy that demand. The Company also evaluates its existing equipment to ensure that it remains productive, and upgrades, replaces, redeploys, or disposes equipment when necessary.

Investments in laser welding lines, precision machining equipment, blankers, plate processing equipment and two customized temper mills with heavy gauge cut to length lines have allowed the Company to further increase its higher value-added processing services.

In the past four years, the Company has invested in two new slitters, one for its Detroit operation, which became operational in 2000, and the other in its Minneapolis Coil facility in 2002. Additional plate processing equipment was installed at the Company's Minneapolis Plate facility in 2002 and 2003. The Company believes it is among the largest processors and distributors of steel plate in the United States. As part of its continuous evaluation of non-productive equipment, this new equipment has replaced multiple pieces of older, less efficient equipment.

Sales and Marketing. The Company believes that its commitment to quality, service, just-in-time delivery and field sales personnel has enabled it to build and maintain strong customer relationships. The Company continuously analyzes its customer base to ensure that strategic customers are properly targeted and serviced, while focusing its efforts to supply and service its larger customers on a national account basis. The national account program has successfully resulted in servicing multi-location customers from multi-location Olympic facilities. In addition, the Company offers business solutions to its customers through value-added and value-engineered services. The Company also provides inventory stocking programs and in-plant employees located at customer locations to help reduce customers' costs.

The Company has a "Flawless execution" program (Fe), which is a commitment to provide superior customer service while striving to exceed customer expectations. The Fe program includes tracking actual on-time delivery and quality performance against objectives, and initiatives to improve efficiencies and streamline processes at each operation.

The Company believes its sales force is among the largest and most experienced in the industry. The sales force makes direct daily sales calls to customers throughout the continental United States. The continuous interaction between the Company's sales force and active and prospective customers provides the Company with valuable market information and sales opportunities, including opportunities for outsourcing and increased sales.

The Company's sales efforts are further supported by metallurgical engineers, technical service personnel, and product specialists who have specific expertise in carbon and stainless steel, alloy plate and steel fabrication. The Company's e-commerce initiatives include extranet pages for specific customers, which are integrated with the Company's internal business systems to provide cost efficiencies for both the Company and its customers.

Acquisitions. Over the last several years, the Company has focused on its internal operations. It has previously made acquisitions of other steel service centers or processors, the most recent of which was the 1998 acquisition of JNT Precision Machining (JNT), a machining center now integrated into the Company's Chambersburg, Pennsylvania operation.

Investments in Joint Ventures. The Company has expanded its selling and processing capabilities for its customers by participating in the following two joint venture relationships:

Olympic Laser Processing (OLP), a 50% owned joint venture, was formed in 1997 with the United States Steel Corporation (USS) to produce laser welded sheet steel blanks for the automotive industry. OLP's Michigan facility is equipped with three automated and two manual-feed laser-welding lines. Demand for laser-welded parts is expected to continue growing due to cost benefits and reduced scrap and auto body weight.

The Company has a 49% ownership interest in G.S.P., LLC (GSP), a joint venture in eastern Michigan to support the flat-rolled steel requirements of the automotive industry as a Minority Business Enterprise. On April 1, 2002, Thomas A. Goss and Gregory F. Goss, executive officers of the Goss Group, Inc., an insurance enterprise, assumed 51% majority ownership interest from the venture's previous majority owners. GSP is a certified member of the Michigan Minority Business Development Council.

Management. The Company believes one of its strengths is the depth of its management. In addition to its principal executive officers, the Company's management team includes three Regional Vice Presidents, its Vice-Presidents of Sales and Marketing, New Business Development, Operations Management, and Human Resources, eight General Managers, its Directors of Materials Management and Corporate Projects, its Credit Manager and its Corporate Controller. Members of the management team have a diversity of backgrounds within the steel industry, including management positions at steel producers and other steel service centers. They average 23 years of experience in the steel industry and 10 years with the Company.

Products, Processing Services, and Quality Standards

The Company maintains a substantial inventory of coil and plate steel. Coil is in the form of a continuous sheet, typically 36 to 96 inches wide, between 0.015 and 0.625 inches thick, and rolled into 10 to 30 ton coils.

Because of the size and weight of these coils and the equipment required to move and process them into smaller sizes, such coils do not meet the requirements, without further processing, of most customers. Plate is typically thicker than coil and is processed by laser, plasma or oxygen burning.

Customer orders are entered or electronically transmitted into computerized order entry systems, and appropriate inventory is then selected and scheduled for processing in accordance with the customer's specified delivery date. The Company attempts to maximize yield by combining customer orders for processing each coil or plate to the fullest extent practicable.

The Company's services include both traditional service center processes of cutting-to-length, slitting, and shearing and higher value-added processes of blanking, tempering, plate burning, precision machining and laser welding to process steel to specified lengths, widths and shapes pursuant to specific customer orders. Cutting-to-length involves cutting steel along the width of the coil. Slitting involves cutting steel to specified widths along the length of the coil. Shearing is the process of cutting sheet steel. Blanking cuts the steel into specific shapes with close tolerances. Tempering improves the uniformity of the thickness and flatness of the steel through a cold rolling process. Plate burning is the process of cutting steel into specific shapes and sizes. The Company's machining activities include drilling, bending, milling, tapping, boring and sawing. Laser welding of processed steel blanks is performed by the Company's OLP joint venture. In 2002, the Company closed its tube processing operation and ceased offering roll forming services to its customers.

The following table sets forth the major pieces of processing equipment in operation by geographic region:

Processing Equipment	(a) Eastern Region	(b) Central Region	(c) Cleveland	(d) Detroit	(e) Joint Ventures	Total
Cutting-to-length	5	5	3	2		15
Blanking presses				4		4
Tempering (f)	2	1	1			4
Plate processing	5	17	2			24
Slitting	4	2		2	1	9
Shearing		4	1		4	9
Machining	16					16
Shot blasting/grinding	1	2				3
Laser welding	—	—	–	–	5	5
Total	33	31	7	8	10	89

(a) Consists of four facilities located in Connecticut, Pennsylvania and Georgia.

(b) Consists of four facilities located in Illinois, Minnesota and Iowa.

(c) Consists of three adjacent facilities located in Ohio.

(d) Consists of one facility located in Michigan, primarily serving the automotive industry.

(e) Consists of two facilities located in Michigan, primarily serving the automotive industry.

(f) In addition to the temper mills located in Cleveland and Iowa, tempering includes press brake equipment.

The Company's quality control system establishes controls and procedures covering all aspects of its products from the time the material is ordered through receipt, processing and shipment to the customer. These controls and procedures encompass periodic supplier audits, meetings with customer advisory boards, inspection criteria, traceability and certification. In addition, the Philadelphia, Georgia, Detroit, and both Minneapolis operations are ISO 9002 certified. The Detroit operation has earned Ford's Q1 quality rating, and is also QS-9000 certified. The GSP and OLP joint ventures are QS-9000 and ISO 9002 certified and OLP is ISO 14001 certified. The Cleveland operation earned ISO 9000-2000 certification in 2003. The Company has a quality testing lab adjacent to its temper mill facility in Cleveland.

Customers and Distribution

The Company has a diversified customer and geographic base, which reduces the inherent risk and cyclicality of its business. The concentration of net sales to the Company's top 20 customers approximated 32% of net sales in 2003 compared to 26% in 2002. In addition, the Company's largest customer accounted for approximately 5% of net sales in 2003 compared to 4% in 2002. The Company serves customers in most carbon steel consuming industries, including manufacturers and fabricators of transportation and material handling equipment, automobiles, construction and farm machinery, storage tanks, environmental and energy generation equipment, appliances, food service and electrical equipment, as well as general and plate fabricators, and steel service centers. Sales to the three largest U.S. automobile manufacturers and their suppliers, made principally by the Company's Detroit operation, and sales to other steel service centers, accounted for approximately 14% and 11%, respectively, of the Company's net sales in 2003, and 17% and 13% of net sales in 2002.

While the Company ships products throughout the United States, most of its customers are located in the midwestern, eastern and southern regions of the United States. Most domestic customers are located within a 250-mile radius of one of the Company's processing facilities, thus enabling an efficient delivery system capable of handling a high frequency of short lead-time orders. The Company transports most of its products directly to customers via dedicated independent trucking firms. Products sold to foreign customers are shipped either directly from the steel producers to the customer or to an intermediate processor, and then to the customer by rail, truck or ocean carrier.

The Company processes its steel to specific customer orders as well as for stock. Many of the Company's larger customers commit to purchase on a regular basis at agreed upon prices ranging from three to twelve months. To mitigate price volatility risks, these fixed price commitments are generally matched with corresponding supply arrangements. Customers notify the Company of specific release dates as the processed products are required. Customers typically notify the Company of release dates anywhere from a just-in-time basis up to three weeks before the release date. Therefore, the Company is required to carry sufficient inventory to meet the short lead time and just-in-time delivery requirements of its customers.

Suppliers

Olympic concentrates on developing supply relationships with high-quality steel producers, using a coordinated effort to be the customer of choice for business critical suppliers. The Company employs sourcing strategies maximizing the quality, production and transportation economies of a global supply base. Olympic is an important customer of flat-rolled coil and plate for many of its principal suppliers, but is not dependent on any one supplier. The Company purchases in bulk from steel producers in quantities that are efficient for such producers. This enables the Company to maintain a continued source of supply at what it believes to be competitive prices. Olympic believes the accessibility and proximity of its facilities to major domestic steel producers, combined with its long-standing and continuous prompt pay practices, will continue to be an important factor in maintaining strong relationships with steel suppliers. The Company purchases flat-rolled steel at regular intervals from a number of domestic and foreign producers of primary steel. The steel producing supply base has experienced significant consolidation, and the Company believes that its relationships with its suppliers are good. The Company has no long-term commitments with any of its suppliers. The Company purchased approximately 27% and 11% of its total steel requirements from its single largest supplier in 2003 and 2002, respectively. The increased concentration is the result of domestic steel mill consolidation in 2003.

Competition

The principal markets served by the Company are highly competitive. The Company competes with other regional and national steel service centers, single location service centers and, to a certain degree, steel producers and intermediate steel processors on a regional basis. The Company has different competitors for each of its products and within each region. The Company competes on the basis of price, product selection and availability, customer service, quality and geographic proximity. Certain of the Company's competitors have more flexibility and greater financial and operating resources than the Company.

With the exception of certain Canadian operations, foreign-located steel service centers are generally not a material competitive factor in the Company's principal domestic markets.

Management Information Systems

Information systems are a critical component of Olympic's strategy. The Company has invested in technologies and human resources required in this area. The Company believes that its information systems provide it with an advantage over smaller competitors with less resources than Olympic. The Company's information systems focus on the following core application areas:

Inventory Management. The Company's information systems track the status of inventories in all locations on a daily basis. This information is essential in allowing the Company to closely monitor and manage its inventory.

Differentiated Services to Customers. The Company's information systems allow it to provide value-added services to customers, including quality control and on-time delivery monitoring and reporting, just-in-time inventory management and shipping services, and EDI communications.

Internal Communications. The Company believes that its ability to quickly and efficiently share information across its operations is critical to the Company's success. The Company has invested in various communications and workgroup technologies which enable employees to remain effective and responsive.

E-Commerce and Advanced Customer Interaction. The Company is actively involved in electronic commerce initiatives, including both Company-sponsored initiatives and participation in customer e-procurement initiatives. Olympic has implemented extranet sites for specific customers, which are integrated with the Company's internal business systems to streamline the costs and time associated with processing electronic transactions.

The Company continues to actively seek opportunities to utilize information technologies to reduce costs and improve services within Olympic and across the steel supply chain. This includes working with individual steel producers and customers, and participating in industry sponsored groups to develop information processing standards to benefit those in the supply chain.

In 2002, the Company suspended its project to implement a new internally developed management information system. The project was initiated to integrate the Company's existing three business systems into a common foundation. As a result of this decision, the Company recorded $1.7 million of accelerated depreciation in the fourth quarter of 2002.

Employees

At December 31, 2003, the Company employed 812 people. Approximately 226 of the Company's hourly plant personnel at its Minneapolis and Detroit facilities are represented by four separate collective bargaining units. In April 2003, the Company's collective bargaining agreement covering its Minneapolis plate processing facility was renewed to March 31, 2006. In June 2003, the Company's collective bargaining agreement covering its Detroit's hourly plant maintenance personnel was renewed to June 30, 2007.

The collective bargaining agreements covering hourly plant employees at the Company's Detroit and Minneapolis coil facilities expire on June 30, 2004 and September 30, 2005, respectively. The Company has never experienced a work stoppage and believes that its relationship with its employees is good. However, any prolonged disruption in business arising from work stoppages by Company personnel represented by collective bargaining units could have a material adverse effect on the Company's results of operations.

Service Marks, Trade Names and Patents

The Company conducts its business under the name "Olympic Steel." A provision of federal law grants exclusive rights to the word "Olympic" to the U.S. Olympic Committee. The U.S. Supreme Court has recognized, however, that certain users may be able to continue to use the word based on long-term and continuous use. The Company has used the name Olympic Steel since 1954, but is prevented from registering the name "Olympic" and from being qualified to do business as a foreign corporation under that name in certain states. In such states, the Company has registered under different names, including "Oly Steel" and "Olympia Steel." The Company's wholly-owned subsidiary, Olympic Steel Lafayette, Inc., does business in certain states under the names "Lafayette Steel and Processing" and "Lafayette Steel," and the Company's operation in Georgia does business under the name "Southeastern Metal Processing."

In January 2004, the Company filed a trademark application for its stainless steel sheet and plate product "Oly Flat-Brite", which has a unique combination of surface finish and flatness.

Government Regulation

The Company's operations are governed by many laws and regulations, including those relating to workplace safety and worker health, principally the Occupational Safety and Health Act and regulations thereunder. The Company believes that it is in material compliance with these laws and regulations and does not believe that future compliance with such laws and regulations will have a material adverse effect on its results of operations or financial condition.

Environmental

The Company's facilities are subject to certain federal, state and local requirements relating to the protection of the environment. The Company believes that it is in material compliance with all environmental laws, does not anticipate any material expenditures to meet environmental requirements and does not believe that compliance with such laws and regulations will have a material adverse effect on its results of operations or financial condition.

Cyclicality in the Steel Industry; Impact of Changing Steel Prices

The principal raw material used by the Company is flat-rolled carbon and stainless steel that the Company typically purchases from steel producers. The steel industry as a whole is cyclical, and pricing and availability in the steel industry can be volatile due to numerous factors beyond the control of the Company, including general, domestic and international economic and political conditions, labor costs, production levels, competition, steel import levels, import duties and tariffs, and currency exchange rates. This volatility can significantly affect the availability and cost of steel for the Company.

Steel service centers maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of their customers. Accordingly, the Company purchases steel in an effort to maintain its inventory at levels that it believes to be appropriate to satisfy the anticipated needs of its customers based upon historic buying practices, contracts with customers and market conditions. The Company's commitments for steel purchases are generally at prevailing market prices in effect at the time the Company places its orders. The Company has no long-term, fixed-price steel purchase contracts. When raw material prices increase, competitive conditions will influence how much of the steel price increases can be passed on to the Company's customers. When raw material prices decline, customer demands for lower costed product result in lower selling prices and, as the Company uses existing steel inventory, lower gross profits. Changing steel prices therefore could adversely affect the Company's net sales, gross profit and net income.

Beginning in the second half of 2000 and continuing through the third quarter of 2003, demand for steel was impacted by a cyclical downturn in the U.S. economy, impacting the Company's business through decreasing volumes. In the fourth quarter of 2003, the Company experienced an increase in demand for its products. Since the beginning of 2004, steel producers have significantly increased their prices due to the following factors: product demand, raw material surcharges, producer consolidation, supply constraints and longer lead times. During the first quarter of 2004, the Company has generally been able to pass these increased prices and surcharges on to its customers. However, the Company may not be able to continue to pass on material price increases in the future. These factors could also lead to disruptions in the Company's ability to meet its customers material requirements.

Cyclicality of Demand; Sales to the Automotive Industry

Certain of the Company's products are sold to industries that experience significant fluctuations in demand based on economic conditions or other matters beyond the control of the Company. The Company's diversified customer and geographic base reduce such cyclicality; however, no assurance can be given that the Company will be able to increase or maintain its level of sales in periods of economic stagnation or downturn.

Sales of the Company's products for use in the automotive industry accounted for approximately 14% and 17% of the Company's net sales in 2003 and 2002, respectively. Such sales include sales directly to automotive manufacturers and to manufacturers of automotive components and parts. The automotive industry experiences significant fluctuations in demand based on numerous factors such as general economic conditions and consumer confidence. The automotive industry is also subject, from time to time, to labor work stoppages. Any prolonged disruption in business arising from work stoppages by automotive manufacturers or by steel manufacturers could have a material adverse effect on the Company's results of operations.

Effects of Inflation and Pricing Fluctuations

Inflation generally affects the Company by increasing the cost of employee wages and benefits, transportation services, processing equipment, purchased steel, energy, and borrowings under the Company's credit facility. Inflation has not had a material effect on the Company's financial results during the past three years.

When raw material prices increase, competitive conditions will influence how much of the steel price increases can be passed on to the Company's customers. When raw material prices decline, customer demands for lower costed product result in lower selling prices and, as the Company uses existing steel inventory, lower gross profits. Declining steel prices have generally adversely affected the Company's net sales and net income over the past three years. However, since the fourth quarter of 2003, the Company has experienced an increase in demand and prices for its products.

Forward-Looking Information

This document contains various forward-looking statements and information that are based on management's beliefs as well as assumptions made by and information currently available to management. When used in this document, the words "anticipate," "expect," "believe," "estimated," "project," "plan" and similar expressions are intended to identify forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements are subject to certain risks, uncertainties and assumptions including, but not limited to: general business, economic and political conditions; competitive factors such as the availability and pricing of steel and fluctuations in customer demand; layoffs or work stoppages by the Company's, suppliers', or customers' personnel; equipment malfunctions or installation delays; the adequacy of information technology and business system software investment; the successes of its joint ventures; the successes of the Company's strategic efforts and initiatives to increase sales volumes, improve cash flows and reduce debt, maintain or improve inventory turns and reduce its costs; and customer, supplier, and competitor consolidation or insolvency. Should one or more of these or other risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, believed, estimated, projected or planned. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof.

ITEM 2. PROPERTIES

The Company believes that its properties are strategically situated relative to its domestic suppliers, its customers and each other, allowing the Company to support customers from multiple locations. This permits the Company to provide inventory and processing services, which are available at one operation but not another. Steel is shipped from the most advantageous facility, regardless of where the order is taken. The facilities are located in the hubs of major steel consumption markets, and within a 250-mile radius of most of the Company's customers, a distance approximating the one-day driving and delivery limit for truck shipments. The following table sets forth certain information concerning the Company's principal properties:

Operation	Location	Square Feet	Function	Owned or Leased
Cleveland	Bedford Heights, Ohio [1]	127,000	Corporate headquarters and coil processing and distribution center	Owned
	Bedford Heights, Ohio [1]	121,500	Coil processing, distribution center and offices	Owned
	Bedford Heights, Ohio [1]	59,500	Plate processing, distribution and offices center	Leased [2]
Minneapolis	Plymouth, Minnesota	196,800	Coil processing, distribution center and offices	Owned
	Plymouth, Minnesota	112,200	Plate processing, distribution center and offices	Owned
Detroit	Detroit, Michigan	256,000	Coil processing, distribution center and offices	Owned
South	Winder, Georgia	240,000	Coil processing, distribution center and offices	Owned
Iowa	Bettendorf, Iowa	190,000	Coil and plate processing, distribution center and offices	Owned
Connecticut	Milford, Connecticut	134,000	Coil and plate processing, distribution center and offices	Owned
Philadelphia	Lester, Pennsylvania	92,500	Plate processing, distribution center and offices	Leased [3]
Chambersburg	Chambersburg, Pennsylvania	87,000	Plate processing and machining, distribution center and offices	Owned
Chicago	Schaumburg, Illinois	80,500	Coil processing, distribution center and offices	Owned

(1) The Bedford Heights facilities are all adjacent properties.

(2) This facility is leased from a related party pursuant to the terms of a triple net lease for $195,300 per year. The lease was renewed in June 2000 for a 10-year term, with one remaining renewal option for an additional 10 years.

(3) The lease on this facility expires on December 31, 2004. The Company is evaluating its end of lease options.

The Company owns a 118,000 square foot facility in Cleveland, Ohio that previously housed its roll forming operation, which was discontinued in 2002. This facility is included in "Assets Held for Sale" on the accompanying consolidated balance sheets.

The Company's international sales office is located in Jacksonville, Florida. The Company also participates in two joint ventures which each own a facility in Michigan. All of the properties listed in the table as owned are subject to mortgages securing the Company's debt agreements. Management believes that the Company will be able to accommodate its capacity needs for the immediate future at its existing facilities.

ITEM 3. LEGAL PROCEEDINGS

The Company is party to various legal actions that it believes are ordinary in nature and incidental to the operation of its business. In the opinion of management, the outcome of the proceedings to which the Company is currently a party will not have a material adverse effect upon its operations or financial condition.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

This information is included in this Report pursuant to Instruction 3 of Item 401(b) of Regulation S-K. The following is a list of the executive officers of the Company and a brief description of their business experience. Each executive officer will hold office until his successor is chosen and qualified.

Michael D. Siegal, age 51, has served as Chief Executive Officer of the Company since 1984, and as Chairman of the Board of Directors since 1994. From 1984 until January 2001, he also served as President. He has been employed by the Company in a variety of capacities since 1974. Mr. Siegal is a member of the Board of Directors of the Metals Service Center Institute (MSCI). He previously served as National Chairman of Israel Bonds and presently serves as Vice Chairman of the Development Corporation for Israel and as an officer for the Cleveland Jewish Community Federation. He is also a member of the Board of Directors of American National Bank (Cleveland, Ohio).

David A. Wolfort, age 51, has served as President since January 2001 and Chief Operating Officer since 1995. He has been a director of the Company since 1987. He previously served as Vice President Commercial from 1987 to 1995, after having joined the Company in 1984 as General Manager. Prior to joining the Company, Mr. Wolfort spent eight years with Sharon Steel, a primary steel producer, in a variety of sales assignments. Mr. Wolfort is a director of the MSCI and previously served as Past Chairman of MSCI's Political Action Committee and Governmental Affairs Committee. He is also a member of the Northern Ohio Regional Board of the Anti-Defamation League.

Richard T. Marabito, age 40, serves as the Company's Chief Financial Officer (CFO). He also served as Treasurer from 1994 through 2002. He joined the Company in 1994 as Corporate Controller and served in this capacity until being named CFO in March 2000. Prior to joining the Company, Mr. Marabito served as Corporate Controller for Waxman Industries, Inc., a publicly traded wholesale distribution company. Mr. Marabito is a certified public accountant, and was employed from 1985 to 1990 by Arthur Andersen LLP in its audit department. Mr. Marabito also serves as a director for the Company's OLP LLC joint venture, and is a member of the Board of Trustees for the MSCI's Foundation for Continuing Education.

Heber MacWilliams, age 60, serves as Chief Information Officer, and has been employed by the Company since 1994. Prior to joining the Company, Mr. MacWilliams spent 14 years as partner in charge of management consulting at Walthall & Drake, a public accounting firm in Cleveland, Ohio. He is a member of the MSCI Information Technology Committee, and is a member and past president of the Northeast Ohio Chapter of the Society for Information Management. Mr. MacWilliams is also a member of the faculty of the Weatherhead School of Management at Case Western Reserve University in Cleveland, Ohio.

Richard A. Manson, age 35, has served as the Company's Treasurer since January 2003, and has been employed by the Company since 1996. From 1996 through 2002, he served as Director of Taxes and Risk Management. Prior to joining the Company, Mr. Manson was employed for seven years by Arthur Andersen LLP in its tax department. Mr. Manson is a member of the Ohio Society of Certified Public Accountants and the American Institute of Certified Public Accountants.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Price Range of Common Stock

The Company's Common Stock trades on the Nasdaq National Market under the symbol "ZEUS." The following table sets forth, for each quarter in the two year period ended December 31, 2003, the high and low closing prices of the Company's Common Stock as reported by the Nasdaq National Market:

	2003		2002	
	High	Low	High	Low
First quarter	$4.10	$2.79	$6.05	$2.40
Second quarter	4.25	3.35	6.15	5.05
Third quarter	4.91	3.71	6.57	2.82
Fourth quarter	8.50	4.25	3.99	2.72

Holders of Record

On March 12, 2004, the Company believed there were approximately 2,400 beneficial holders of the Company's Common Stock.

Dividends

The Company presently retains all of its earnings, and anticipates that all of its future earnings will be retained to finance the expansion or upgrading of its business. The Company does not anticipate paying cash dividends on its Common Stock in the foreseeable future. Any determination to pay cash dividends in the future will be at the discretion of the Board of Directors after taking into account various factors, including the Company's financial condition, results of operations, current and anticipated cash needs, plans for expansion and current restrictions under the Company's credit agreement.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth selected data of the Company for each of the five years in the period ended December 31, 2003. The data presented should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this report.

	For the Years Ended December 31,				
	2003	2002	2001	2000	1999
	(in thousands, except per share data)				
Tons Sold Data:					
Direct	996	1,004	936	1,008	1,033
Toll (a)	185	154	131	165	207
Total	1,181	1,158	1,067	1,173	1,240
Income Statement Data:					
Net sales (a)	$472,548	$459,384	$404,803	$505,522	$509,882
Cost of materials sold	372,692	349,608	302,063	392,369	380,215
Gross profit	99,856	109,776	102,740	113,153	129,667
Operating expenses	99,690	103,938	99,869	113,854	116,517
Operating income (loss)	166	5,838	2,871	(701)	13,150
Income (loss) from joint ventures	(1,012)	606	(160)	(1,425)	(1,032)
Interest and other expense on debt	4,155	8,071	6,473	5,623	3,615
Receivable securitization expense	—	—	1,260	3,724	3,119
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	(5,001)	(1,627)	(5,022)	(11,473)	5,384
Income tax benefit (provision)	1,741	626	1,933	3,728	(2,072)
Income (loss) from continuing operations before cumulative effect of a change in accounting principle	(3,260)	(1,001)	(3,089)	(7,745)	3,312
Loss from discontinued tube operation, net of income tax benefit (b)	—	(2,641)	(559)	(976)	(153)
Income (loss) before cumulative effect of a change in accounting principle	(3,260)	(3,642)	(3,648)	(8,721)	3,159
Cumulative effect of a change in accounting principle, net of income tax benefit (c)	—	(2,117)	—	—	—
Net income (loss)	($ 3,260)	($ 5,759)	($ 3,648)	($ 8,721)	$ 3,159
Basic and diluted net income (loss) per share (d)	($ 0.34)	($ 0.60)	($ 0.38)	($ 0.90)	$ 0.30
Weighted average shares outstanding — basic	9,646	9,637	9,588	9,677	10,452
Balance Sheet Data:					
Current assets (e)	$155,794	$162,686	$117,240	$103,837	$137,513
Current liabilities	42,574	43,962	32,455	32,672	36,248
Working capital (e)	113,220	118,724	84,785	71,165	101,265
Total assets (e)	249,002	262,911	235,386	224,929	267,007
Total debt (e)	97,797	106,793	84,499	68,009	93,426
Shareholders' equity	112,236	115,495	121,243	124,920	136,820

(a) Net sales generated from toll tons sold represented less than 3% of consolidated net sales for all years presented.

(b) In June 2002, the Company decided to close its unprofitable tube processing operation (Tubing) in Cleveland, Ohio. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," Tubing has been accounted for as a discontinued operation. As a result, Tubing's after-tax losses are shown separate from the Company's results from continuing operations.

(c) As a result of the adoption of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," the Company wrote-off its entire goodwill amount in 2002 as a cumulative effect of a change in accounting principle.

(d) Calculated by dividing net income (loss) by weighted average shares outstanding. There was no dilution for any of the periods presented.

(e) 2000 and 1999 reflect the sale of $48,000 and $52,000, respectively, of accounts receivable under the Company's former accounts receivable securitization program which was terminated in June 2001.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company's results of operations are affected by numerous external factors, such as general business, economic and political conditions, steel pricing and availability, customer demand for steel, labor costs, production levels, competition, steel import levels, import duties and tariffs, currency exchange rates, and layoffs or work stoppages by suppliers' or customers' personnel.

Olympic sells a broad range of products, many of which have different gross profits. Products that have more value-added processing generally have a greater gross profit. Accordingly, the Company's overall gross profit is affected by product mix and the amount of processing performed, as well as volatility in selling prices and material purchase costs. In 2003, gross profits declined primarily as a result of competitive pressures attributable to weak demand for steel during most of 2003 coupled with selling higher-priced steel purchased during tight supply conditions experienced in 2002. During the first half of 2004 the Company anticipates higher gross profits, resulting from its use of inventoried steel purchased prior to the recent increases in steel prices. As the year continues and the Company replenishes its inventories, the Company expects its gross profit to decrease from that anticipated during the first half of the year.

The Company performs toll processing of customer-owned steel, the majority of which is performed by its Detroit and Georgia operations. As of January 1, 2003, the Company reclassified internal processing costs for toll processing sales from cost of materials sold to operating expenses. Prior year results have been reclassified to conform to the current year presentation. Net sales dollars generated from toll processing represented less than 3% of consolidated net sales in each of the last 3 years.

The Company's two joint ventures include: Olympic Laser Processing (OLP), a company that processes laser welded sheet steel blanks for the automotive industry; and G.S.P., LLC (GSP), a certified Minority Business Enterprise company supporting the flat-rolled steel requirements of the automotive industry. The Company's 50% interest in OLP and 49% interest in GSP are accounted for under the equity method. The Company guarantees portions of outstanding debt under both of the joint venture companies' bank credit facilities. As of December 31, 2003, Olympic guaranteed 50% of OLP's $16.4 million and 49% of GSP's $1.7 million of outstanding debt on a several basis.

In 2002, the Company closed its unprofitable tube processing operation (Tubing) in Cleveland, Ohio. In accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets," Tubing has been accounted for as a discontinued operation. As a result, Tubing's after-tax operating losses of $1.0 million in 2002 and $559 thousand in 2001 are shown separate from the Company's results from continuing operations. In addition, a $1.6 million after-tax charge for the costs of the Tubing closure is included in the 2002 consolidated statement of operations. This non-cash charge primarily relates to the write down of Tubing's property and equipment to estimated fair value less costs to sell in accordance with SFAS No. 144. The fair value of the Tubing property and equipment was determined by independent appraisal. In December 2002, the Company sold the Tubing equipment for $1.3 million (its approximate appraised and net book value) and used the proceeds from the sale to reduce debt. The Tubing real estate is recorded as "Assets Held for Sale" on the accompanying December 31, 2003 consolidated balance sheet for $637 thousand.

Because the Company conducts its operations generally on the basis of short-term orders, backlog is not a meaningful indicator of future performance.

Critical Accounting Policies

The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from these estimates under different assumptions or conditions. On an ongoing basis, the Company monitors and evaluates its estimates and assumptions. The Company believes the following critical accounting policies affect its more significant judgments and estimates used in preparation of its consolidated financial statements:

Allowance for Doubtful Accounts Receivable

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is maintained at a level considered appropriate based on historical experience and specific customer collection issues that the Company has identified. Estimation of such losses requires adjusting historical loss experience for current economic conditions and judgments about the probable effects of economic conditions on certain customers. The Company can not guarantee that the rate of future credit losses will be similar to past experience. The Company considers all available information when assessing each quarter the adequacy of its allowance for doubtful accounts.

Inventory Valuation

The Company's inventories are stated at the lower of cost or market and include the costs of the purchased steel, internal and external processing, and inbound freight. Cost is determined using the specific identification method. The Company regularly reviews its inventory on hand and records provisions for obsolete and slow-moving inventory based on historical and current sales trends. Changes in product demand and the Company's customer base may affect the value of inventory on hand, which may require higher provisions for obsolete or slow-moving inventory.

Impairment of Long-Lived Assets

The Company evaluates the recoverability of long-lived assets and the related estimated remaining lives whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include significant underperformance relative to the expected historical or projected future operating results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business or significant negative industry or economic trends. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed.

Income Taxes

The Company records operating loss and tax credit carryforwards and the estimated effect of temporary differences between the tax basis of assets and liabilities and the reported amounts in its consolidated balance sheets. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances as required. Deferred tax assets are reviewed for recoverability based on historical taxable income, the expected reversals of existing temporary differences, tax planning strategies, and projections of future taxable income. The projections of future taxable income require assumptions regarding volume, selling prices, gross profits, expense levels and industry cyclicality. If the Company is unable to generate sufficient future taxable income in certain tax jurisdictions, the Company will be required to record a valuation allowance against its deferred tax assets.

Revenue Recognition

Revenue is recognized in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition." For both direct and toll shipments, revenue is recognized when steel is shipped to the customer and title is transferred. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates and are immaterial to the consolidated financial statements.

Results of Operations

The following table sets forth certain income statement data expressed as a percentage of net sales:

	2003	2002	2001
Net sales	100.00	100.00	100.00
Cost of materials sold	78.87	76.10	74.62
Gross profit	21.13	23.90	25.38
Operating expenses	21.10	22.63	24.67
Operating income	0.03	1.27	.71
Income (loss) from joint ventures	(0.21)	0.13	(0.04)
Financing costs	0.88	1.76	1.91
Loss from continuing operations before income taxes and cumulative effect of a change in accounting principle	(1.06)	(0.36)	(1.24)
Income tax benefit	0.37	0.14	0.48
Loss from continuing operations before cumulative effect of a change in accounting principle	(0.69)	(0.22)	(0.76)
Discontinued operations	—	(0.57)	(0.14)
Loss before cumulative effect of a change in accounting principle	(0.69)	(0.79)	(0.90)
Cumulative effect of a change in accounting principle	—	(0.46)	—
Net loss	(0.69)	(1.25)	(0.90)

2003 Compared to 2002

Tons sold increased 2.0% to 1.18 million in 2003 from 1.16 million in 2002. Tons sold in 2003 included 996 thousand from direct sales and 185 thousand from toll processing, compared with 1.0 million from direct sales and 154 thousand from toll processing in 2002. The Company experienced a significant increase in customer demand in the fourth quarter of 2003, which has continued into the first quarter of 2004.

Net sales increased $13.2 million, or 2.9%, to $472.5 million in 2003 from $459.4 million in 2002. Average selling prices increased 0.9% in 2003 from 2002.

As a percentage of net sales, gross profit decreased to 21.1% in 2003 from 23.9% in 2002. The gross profit decline was primarily the result of competitive pressures attributable to weak demand for steel during most of 2003 coupled with selling higher-priced steel purchased during tight supply conditions experienced in 2002.

Operating expenses decreased $4.2 million, or 4.1%, to $99.7 million in 2003 from $103.9 million in 2002. As a percentage of net sales, operating expenses in 2003 decreased to 21.1% from 22.6% in 2002. On a per ton sold basis, operating expenses in 2003 decreased to $84.39 from $89.73 in 2002. Operating expenses in 2003 included $4.0 million of bad debt expense (recorded as a component of "Selling" expense on the Consolidated Statements of Operations) compared to $1.1 million of bad debt expense in 2002. The increase in bad debt expense primarily related to a receivable from a customer that unexpectedly filed for bankruptcy protection in December 2003, which was deemed uncollectible. Operating expenses in 2002 included a $1.7 million accelerated depreciation charge for previously capitalized software development costs associated with suspension of the Company's internal business system development project.

The Company's share of losses from its OLP and GSP joint ventures totaled $1.0 million in 2003, compared to income of $606 thousand in 2002. The Company's share of OLP's loss totaled $863 thousand in 2003, compared to income of $721 thousand in 2002. OLP's earnings declined in 2003 as a result of lower than expected program sales, a decline in higher margin prototype sales, laser equipment downtime and related additional labor costs. The Company's share of GSP's loss totaled $149 thousand in 2003, compared to $115 thousand in 2002. GSP's loss increased as a result of higher priced inventory which was not fully offset by price increases to customers.

Financing costs decreased $3.9 million, or 48.5%, to $4.2 million in 2003 from $8.1 million in 2002. The decrease is primarily the result of a $2.1 million charge recorded in 2002 to write-off deferred financing fees related to the Company's refinancing. The Company's new credit facility, as well as a decline in the federal funds rate, also contributed to the decreased financing costs. The Company's average borrowing rate decreased to 4.6% in 2003 from 5.7% in 2002. Average borrowing levels increased approximately $4.5 million between years.

Loss from continuing operations before income taxes and cumulative effect of a change in accounting principle totaled $5.0 million in 2003 compared to $1.6 million in 2002. An income tax benefit of 34.8% and 38.5% was recorded in 2003 and 2002, respectively. The decline in the effective income tax rate was primarily attributable to a lower federal statutory rate, expiration of certain state tax credits, and the impact of non-deductible expenses on a lower taxable loss base.

Loss from the discontinued Tubing operation, net of a 38.5% income tax benefit, totaled $1.0 million in 2002. Loss on disposition of the discontinued Tubing operation, net of a 38.5% income tax benefit, totaled $1.6 million in 2002. This non-cash charge primarily related to the write down of Tubing's property and equipment to estimated fair value less costs to sell.

Included in the Company's 2002 net loss is an after-tax charge of $2.1 million from the Company's adoption of Financial Accounting Standards Board Statement No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets."

Net loss totaled $3.3 million, or $.34 per share in 2003, compared to a net loss of $5.8 million, or $.60 per share in 2002.

The 2002 net loss included the non-cash, after-tax effects of $1.0 million for accelerated depreciation, $1.3 million for accelerated deferred financing fee amortization, $1.6 million to write-down Tubing's property and equipment, and $2.1 million to write-off goodwill.

Basic weighted average shares outstanding totaled 9.6 million in both 2003 and 2002.

2002 Compared to 2001

Tons sold increased 8.6% to 1.16 million in 2002 from 1.07 million in 2001. Tons sold in 2002 included 1.0 million from direct sales and 154 thousand from toll processing, compared with 936 thousand from direct sales and 131 thousand from toll processing in 2001. The increases in direct and toll tons sold were primarily attributable to the Company's automotive customer base.

Net sales increased $54.6 million, or 13.5%, to $459.4 million in 2002 from $404.8 million in 2001. Average selling prices increased 4.5% in 2002 from 2001.

As a percentage of net sales, gross profit decreased to 23.9% in 2002 from 25.4% in 2001. The gross profit decline was the result of significant increases in the Company's material purchase costs experienced during the first 9 months of 2002. Material costs increased as a result of tightening steel supply caused by the idling or closure of domestic steel production facilities as well as U.S. government imposed import restrictions placed on certain steel products. Although the Company was generally successful in passing on price increases to its customers, competitive pressures on pricing in its market segments resulted in lower gross profits compared to 2001.

Operating expenses increased $4.1 million, or 4.1%, to $103.9 million in 2002 from $99.9 million in 2001. Operating expenses in 2002 included a $1.7 million accelerated depreciation charge for previously capitalized software development costs associated with suspension of the Company's internal business system development project. Excluding this charge, operating expenses in 2002 increased 2.4% from 2001, primarily as a result of increased sales volumes. As a percentage of net sales, operating expenses in 2002 decreased to 22.6% from 24.7% in the comparable 2001 period. On a per ton sold basis, operating expenses in 2002 decreased to $89.73

from $93.60 in 2001. Excluding the accelerated depreciation charge, operating expenses totaled 22.3% of net sales or $88.30 per ton sold in 2002.

The Company's share of income from its OLP and GSP joint ventures totaled $606 thousand in 2002, compared to a loss of $160 thousand in 2001. The Company's share of OLP's income totaled $721 thousand in 2002, compared to a loss of $192 thousand in 2001. The Company's share of GSP's loss totaled $115 thousand in 2002, compared to income of $32 thousand in 2001.

Financing costs increased $338 thousand, or 4.4%, to $8.1 million in 2002 from $7.7 million in 2001. During the third quarter of 2002, the Company's then existing credit facility was amended to allow the Company to prepay and permanently reduce $10.0 million of higher cost term debt. The Company borrowed $10.0 million from the revolver component of its credit facility to pay down the term debt. In connection with the prepayment, the agent bank waived $617 thousand of deferred pay interest, which the Company previously expensed. On December 30, 2002, the Company completed a refinancing of its credit facility. In connection with the refinancing, the prior agent bank waived an additional $861 thousand of deferred pay interest, which the Company previously expensed. Both of the waivers of deferred pay interest have been recorded as a reduction to interest and other expense on debt in 2002, offset by $2.1 million of accelerated non-cash deferred financing fee amortization related to the early termination of the refinanced debt. The Company's average borrowing rate decreased to 5.7% in 2002 from 8.8% in 2001. Average borrowings levels declined approximately $5.4 million between years.

Loss from continuing operations before income taxes and cumulative effect of a change in accounting principle totaled $1.6 million in 2002 compared to $5.0 million in 2001. An income tax benefit of 38.5% was recorded for both 2002 and 2001.

Loss from the discontinued Tubing operation, net of a 38.5% income tax benefit, totaled $1.0 million and $559 thousand for 2002 and 2001, respectively. Loss on disposition of the discontinued Tubing operation, net of a 38.5% income tax benefit, totaled $1.6 million in 2002. This non-cash charge primarily related to the write down of Tubing's property and equipment to estimated fair value less costs to sell.

Included in the Company's 2002 net loss is an after-tax charge of $2.1 million from the Company's adoption of Financial Accounting Standards Board Statement No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets."

Net loss totaled $5.8 million, or $.60 per share in 2002, compared to a net loss of $3.6 million, or $.38 per share in 2001.

The 2002 net loss included the non-cash, after-tax effects of $1.0 million for accelerated depreciation, $1.3 million for accelerated deferred financing fee amortization, $1.6 million to write-down Tubing's property and equipment, and $2.1 million to write-off goodwill.

Basic weighted average shares outstanding totaled 9.6 million in both 2002 and 2001.

Liquidity and Capital Resources

The Company's principal capital requirements are to fund its working capital needs, the purchase and upgrading of processing equipment and facilities, and its investments in joint ventures. The Company uses cash generated from operations, leasing transactions, and its credit facility to fund these requirements.

Working capital at December 31, 2003 decreased $5.5 million from the end of 2002. The decrease is primarily attributable to a $9.1 million decrease in inventory and a $4.0 million decrease in prepaid expenses offset by an $8.9 million increase in accounts receivable. The accounts receivable increase and inventory decrease were primarily the result of increased sales levels experienced during the last three months of 2003. Prepaid expenses declined due to a $1.9 million reduction in the Company's deferred tax asset as a result of an income tax refund, and a $1.6 million reimbursement of deposits made in 2002 for new equipment that was subsequently leased. Prepaid expenses and other on the consolidated balance sheets declined an additional $2.6 million due to an escrow deposit made in 2002 to prepay industrial revenue bonds, which was applied to long-term debt in 2003.

This item is reflected under cash flows from financing activities on the consolidated statements of cash flows in 2003 and 2002.

Net cash from operating activities primarily represents net losses plus non-cash charges for depreciation, amortization and income or losses from joint ventures, as well as changes in working capital. During 2003, $12.1 million of net cash was generated from operating activities, consisting of $4.5 million of cash generated from earnings and non-cash items and $7.6 million of cash from working capital purposes.

Net cash used for investing activities in 2003 totaled $1.5 million, consisting of $836 thousand of capital spending and $2.0 million of cash contributed to OLP, offset by $1.3 million of proceeds from the disposition of the Company's discontinued Tubing operation equipment. Capital spending in 2003 was limited to upgrades to the Company's existing buildings and equipment and information technology. Capital spending for 2004 is expected to be less than $5 million.

Net cash used for financing activities totaled $9.2 million, and primarily consisted of scheduled principal repayments under the Company's debt agreements and paydowns on the Company's revolving credit agreement

On December 30, 2002, the Company refinanced its 3-year, $125 million secured financing agreement (the Refinanced Credit Facility) with a new 3-year, $132 million secured bank-financing agreement (the New Credit Facility). Funding under the New Credit Facility occurred on January 2, 2003, and proceeds were used to pay off outstanding borrowings under the Refinanced Credit Facility, certain industrial revenue bonds and term debt.

The New Credit Facility is collateralized by the Company's accounts receivable, inventories, and substantially all property and equipment. The New Credit Facility expires on December 15, 2005, with two additional annual extensions at the banks' option. Revolver borrowings are limited to the lesser of a borrowing base, comprised of eligible receivables and inventories, or $90 million in the aggregate. The Company has the option to borrow based on the agent bank's base rate or Eurodollar Rates (EURO) plus a Premium. Each quarter, the Premiums may increase or decrease based on the Company's debt service coverage performance.

The New Credit Facility includes a $12 million equipment term loan and a $30 million real estate term loan. Monthly term loan principal payments of $367 thousand commenced in February 2003.

The New Credit Facility requires the Company to comply with various covenants, the most significant of which include: (i) minimum excess availability of $10 million, tested monthly, (ii) a minimum fixed charge coverage ratio of 1.25, and maximum leverage ratio of 1.75, which are tested quarterly, (iii) restrictions on additional indebtedness, and (iv) limitations on capital expenditures. The Company obtained a waiver for non-compliance with its fixed charge coverage ratio at December 31, 2003. The failure to comply was primarily the result of a bad debt charge related to a receivable from a customer that unexpectedly filed for bankruptcy protection in December 2003, which was deemed uncollectible. The waiver allows the Company to exclude the bad debt charge from all future fixed charge coverage tests. At December 31, 2003 availability under the New Credit Facility totaled $27.4 million.

The Company incurred $2.2 million of New Credit Facility closing fees and expenses, which have been capitalized and included in "Deferred Financing Fees, Net" on the Company's consolidated balance sheets. These costs are amortized to interest and other expense on debt over the 3-year term of the agreement.

The Company believes that funds available under its New Credit Facility, together with funds generated from operations, will be sufficient to provide the Company with the liquidity necessary to fund its anticipated working capital requirements, capital expenditure requirements, and scheduled debt maturities over the next 12 months. Capital requirements are subject to change as business conditions warrant and opportunities arise.

Contractual Obligations

The following table reflects the Company's contractual obligations as of December 31, 2003. Open purchase orders for raw materials and supplies used in the normal course of business have been excluded from the following table.

Contractual Obligations (amounts in thousands)	2004	2005	2006	2007	2008 and Thereafter
Credit facility revolver	$ —	$55,537	$ —	$ —	$ —
Term loans and IRB's	4,877	34,058	513	539	2,273
Operating leases	1,362	757	687	576	986
Total contractual obligations	$6,239	$90,352	$1,200	$1,115	$3,259

As of December 31, 2003, Olympic guaranteed 50% of OLP's $16.4 million and 49% of GSP's $1.7 million of outstanding debt on a several basis. These guarantees were a requirement of the joint venture companies financing agreements.

Impact of Recently Issued Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. The Company adopted SFAS No. 144 on January 1, 2002. See Note 2, "Discontinued Operations," for the impact of adoption of SFAS No. 144 on the Company's financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS No. 146), "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses issues related to the recognition, measurement, and reporting of costs associated with exit and disposal activities including restructuring activities. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. The Company adopted the disclosure provisions of FIN 45 effective for the year ended December 31, 2002. The provisions for initial recognition and measurement of guarantees became effective for the Company beginning January 1, 2003. The adoption of the recognition provision of FIN 45 did not have a material impact on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or in which equity investors do not bear the residual economic risks. The interpretation was immediately applicable to variable interest entities (VIE's) created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. As originally issued, it applied in the fiscal year or interim period beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that was acquired before February 1, 2003. In October 2003, the FASB issued FASB Staff Position No. 46-6, which defers the effective date for FIN 46 to the first interim or annual period ending after March 15, 2004 for non-special-purpose entity VIE's created before February 1, 2003. The Company is evaluating the impact of the adoption of FIN 46 on its financial statements.

ITEM 7A. QUALITATIVE AND QUANTITATIVE DISCLOSURE ABOUT MARKET RISK

The Company's business has been impacted by decreasing volumes and fluctuating prices starting in the second half of 2000 and continuing through the third quarter of 2003, due to softening demand from customers in the manufacturing sector of the U.S. economy and domestic steel mill consolidation. Since the fourth quarter of 2003, the Company has experienced an increase in demand and prices for its products. The Company is unable to predict the duration of the current upturn in the economic cycle. Since the beginning of 2004, steel producers have significantly increased prices and have imposed significant material surcharges, and there are indications of impending material shortages. Although the Company has generally been successful in passing the increased costs and surcharges on to its customers, it is possible that the Company may not be able to obtain all the material required by its customers or pass the increased material costs fully to its customers due to the competitive nature of the business. The Company is working closely with both customers and suppliers to minimize any negative impact.

The Company is exposed to the impact of interest rate changes and fluctuating steel prices. The Company has not entered into any interest rate or steel commodity hedge transactions for speculative purposes or otherwise.

Inflation generally affects the Company by increasing the cost of employee wages and benefits, transportation services, processing equipment, purchased steel, energy, and borrowings under the Company's credit facility. Inflation has not had a material effect on the Company's financial results during the past three years. When raw material prices increase, competitive conditions will influence how much of the steel price increases can be passed on to the Company's customers. When raw material prices decline, customer demands for lower costed product result in lower selling prices. Declining steel prices have generally adversely affected the Company's net sales and net income over the past three years.

Olympic's primary interest rate risk exposure results from variable rate debt. If interest rates were to increase 100 basis points (1.0%) from December 31, 2003 rates, and assuming no changes in debt from December 31, 2003 levels, the additional annual interest expense to the Company would be approximately $1.0 million. The Company currently does not hedge its exposure to variable interest rate risk. However, the Company has the option to enter into 30 to 180 day fixed base rate EURO loans under the New Credit Facility.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders and
the Board of Directors of
Olympic Steel, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Olympic Steel, Inc. and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill and the impairment and disposal of long-lived assets effective January 1, 2002.

PricewaterhouseCoopers LLP

Cleveland, Ohio
February 9, 2004

ITEM 8. FINANCIAL STATEMENTS

Olympic Steel, Inc.
Consolidated Statements of Operations
For The Years Ended December 31, 2003, 2002, and 2001
(in thousands, except per share data)

	2003	2002	2001
Net sales	**$472,548**	$459,384	$404,803
Cost of materials sold	**372,692**	349,608	302,063
Gross profit	**99,856**	109,776	102,740
Operating expenses			
Warehouse and processing	**33,127**	35,686	35,089
Administrative and general	**22,901**	24,008	24,506
Distribution	**16,538**	17,319	15,524
Selling	**14,867**	12,884	11,853
Occupancy	**3,936**	3,944	4,110
Depreciation and amortization	**8,321**	10,097	8,787
Total operating expenses	**99,690**	103,938	99,869
Operating income	**166**	5,838	2,871
Income (loss) from joint ventures	**(1,012)**	606	(160)
Income (loss) before financing costs and income taxes	**(846)**	6,444	2,711
Interest and other expense on debt	**4,155**	8,071	6,473
Receivable securitization expense	**—**	—	1,260
Total financing costs	**4,155**	8,071	7,733
Loss from continuing operations before income taxes and cumulative effect of a change in accounting principle	**(5,001)**	(1,627)	(5,022)
Income tax benefit	**1,741**	626	1,933
Loss from continuing operations before cumulative effect of a change in accounting principle	**(3,260)**	(1,001)	(3,089)
Discontinued operations:			
Loss from discontinued tube operation, net of income tax benefit of $653 in 2002 and $350 in 2001	**—**	(1,042)	(559)
Loss on disposition of discontinued tube operation, net of income tax benefit of $1,001	**—**	(1,599)	—
Loss before cumulative effect of a change in accounting principle	**(3,260)**	(3,642)	(3,648)
Cumulative effect of a change in accounting principle, net of income tax benefit of $1,298	**—**	(2,117)	—
Net loss	**$ (3,260)**	$ (5,759)	$ (3,648)
Basic and diluted net loss per share:			
Loss from continuing operations	**$ (0.34)**	$ (0.10)	$ (0.32)
Loss from discontinued operations	**—**	(0.28)	(0.06)
Cumulative effect of a change in accounting principle	**—**	(0.22)	—
Net loss per share	**$ (0.34)**	$ (0.60)	$ (0.38)
Weighted average shares outstanding — basic	**9,646**	9,637	9,588

The accompanying notes are an integral part of these statements.

Olympic Steel, Inc.
Consolidated Balance Sheets
As of December 31, 2003 and 2002
(in thousands)

	2003	2002
Assets		
Cash	$ 3,087	$ 1,736
Accounts receivable, net	56,501	48,877
Inventories	92,775	101,837
Prepaid expenses and other	2,794	9,399
Assets held for sale	637	837
Total current assets	155,794	162,686
Property and equipment, at cost	152,085	151,563
Accumulated depreciation	(62,303)	(54,240)
Net property and equipment	89,782	97,323
Investments in joint ventures	1,625	637
Deferred financing fees, net	1,801	2,265
Total assets	$249,002	$262,911
Liabilities		
Current portion of long-term debt	$ 4,877	$ 6,973
Accounts payable	31,345	28,665
Accrued payroll	2,772	2,498
Other accrued liabilities	3,580	5,826
Total current liabilities	42,574	43,962
Credit facility revolver	55,537	57,560
Term loans	33,629	38,056
Industrial revenue bonds	3,754	4,204
Total long-term debt	92,920	99,820
Deferred income taxes	1,272	3,634
Total liabilities	136,766	147,416
Shareholders' Equity		
Preferred stock, without par value, 5,000 shares authorized, no shares issued or outstanding	—	—
Common stock, without par value, 20,000 shares authorized, 9,650 and 9,643 issued and outstanding after deducting 1,042 and 1,049 shares in treasury at December 31, 2003 and 2002, respectively	99,790	99,766
Officer note receivable	(749)	(726)
Retained earnings	13,195	16,455
Total shareholders' equity	112,236	115,495
Total liabilities and shareholders' equity	$249,002	$262,911

The accompanying notes are an integral part of these balance sheets.

Olympic Steel, Inc.
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2003, 2002 and 2001
(in thousands)

	2003	2002	2001
Cash flows from operating activities:			
Net loss	**$(3,260)**	$ (5,759)	$ (3,648)
Adjustments to reconcile net loss to net cash from operating activities —			
Depreciation and amortization	**9,060**	13,852	10,084
Loss on disposition of discontinued tube operation, net of tax	**—**	1,599	—
Loss (income) from joint ventures	**1,012**	(606)	160
Loss on disposition of property and equipment	**38**	185	—
Cumulative effect of a change in accounting principle, net of tax	**—**	2,117	—
Long-term deferred income taxes	**(2,362)**	3,958	(2,593)
	4,488	15,346	4,003
Changes in working capital:			
Accounts receivable	**(8,922)**	(8,899)	(33,494)
Inventories	**9,062**	(29,550)	17,117
Prepaid expenses and other	**4,015**	(3,295)	(1,922)
Accounts payable	**2,680**	8,522	1,745
Accrued payroll and other accrued liabilities	**(1,771)**	921	(687)
	5,064	(32,301)	(17,241)
Net cash from (used for) operating activities	**9,552**	(16,955)	(13,238)
Cash flows from investing activities:			
Capital expenditures	**(836)**	(1,490)	(2,635)
Proceeds from disposition of property and equipment	**1,292**	1,615	—
Investments in joint ventures	**(2,000)**	—	(1,012)
Net cash from (used for) investing activities	**(1,544)**	125	(3,647)
Cash flows from financing activities:			
Credit facility revolver borrowings (payments), net	**(2,023)**	33,201	(4,063)
Scheduled repayments of long-term debt	**(6,973)**	(4,786)	(5,600)
Repayments of refinanced debt	**—**	(48,121)	(19,800)
Proceeds from debt refinancings	**—**	42,000	45,953
Escrowed cash restricted for payment of debt	**2,590**	(2,590)	—
Credit facility closing fees and expenses	**(275)**	(2,225)	—
Proceeds from exercise of stock options and employee stock purchases	**24**	33	—
Net cash from (used for) financing activities	**(6,657)**	17,512	16,490
Cash:			
Net change	**1,351**	682	(395)
Beginning balance	**1,736**	1,054	1,449
Ending balance	**$ 3,087**	$ 1,736	$ 1,054

The accompanying notes are an integral part of these statements.

Olympic Steel, Inc.
Consolidated Statements of Shareholders' Equity
For The Years Ended December 31, 2003, 2002 and 2001
(in thousands)

	Common Stock	Officer Note Receivable	Retained Earnings
Balance at December 31, 2000	$99,058	$ —	$25,862
Net loss	—	—	(3,648)
Issuance of stock to officer	675	(675)	—
Interest on officer note	—	(29)	—
Balance at December 31, 2001	99,733	(704)	22,214
Net loss	—	—	(5,759)
Interest on officer note	—	(34)	—
Payment of interest on officer note	—	12	—
Exercise of stock options and employee stock purchases (12 shares)	33	—	—
Balance at December 31, 2002	99,766	(726)	16,455
Net loss	**—**	**—**	**(3,260)**
Interest on officer note	**—**	**(35)**	**—**
Payment of interest on officer note	**—**	**12**	**—**
Exercise of stock options and employee stock purchases (7 shares)	**24**	**—**	**—**
Balance at December 31, 2003	**$99,790**	**$(749)**	**$13,195**

The accompanying notes are an integral part of these statements.

Olympic Steel, Inc.
Notes to Consolidated Financial Statements
For The Years Ended December 31, 2003, 2002, and 2001
(dollars in thousands, except share and per share amounts)

1. Summary of Significant Accounting Policies:

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Olympic Steel, Inc. and its wholly-owned subsidiaries (collectively the Company or Olympic), after elimination of intercompany accounts and transactions. Investments in the Company's joint ventures are accounted for under the equity method. Certain amounts in the 2002 and 2001 consolidated financial statements have been reclassified to conform with the current year presentation with no effect on net income or shareholders' equity.

Nature of Business

The Company is a North American steel service center with 49 years of experience in specialized processing and distribution of large volumes of carbon, coated carbon and stainless steel, flat-rolled sheet, and coil and plate products from 12 facilities in eight midwestern and eastern states. The Company operates as one business segment.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration Risks

The Company is a major customer of flat-rolled coil and plate steel for many of its principal suppliers, but is not dependent on any one supplier. The Company purchased approximately 27% and 11% of its total steel requirements from its single largest supplier in 2003 and 2002, respectively. The increased concentration is the result of domestic steel mill consolidation in 2003.

The Company has a diversified customer and geographic base, which reduces the inherent risk and cyclicality of its business. The concentration of net sales to the Company's top 20 customers approximated 32% of net sales in 2003 compared to 26% in 2002. In addition, the Company's largest customer accounted for approximately 5% of net sales in 2003 and 4% in 2002. Sales to the three largest U.S. automobile manufacturers and their suppliers, made principally by the Company's Detroit operation, and sales to other steel service centers, accounted for approximately 14% and 11%, respectively, of the Company's net sales in 2003, and 17% and 13% of net sales in 2002.

Inventories

Inventories are stated at the lower of cost or market and include the costs of purchased steel, inbound freight, external processing, and applicable labor and overhead costs related to internal processing. Cost is determined using the specific identification method.

Property and Equipment, and Depreciation

Property and equipment are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the assets ranging from 3 to 30 years (30 years for buildings and 10-15 years for machinery and equipment). In the fourth quarter of 2002, the Company recorded $1,656 of accelerated depreciation of previously capitalized software development costs associated with suspension of its internal business system development project.

Income Taxes

The Company records operating loss and tax credit carryforwards and the estimated effect of temporary differences between the tax basis of assets and liabilities and the reported amounts in its consolidated balance sheets. The Company follows detailed guidelines in each tax jurisdiction when reviewing tax assets recorded on the balance sheet and provides for valuation allowances as required. If the Company were to continue to incur losses before taxes in 2004, it would be necessary to reassess the need for a valuation allowance.

Goodwill

On January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142 (SFAS No. 142), "Goodwill and Other Intangible Assets," which requires that the Company cease amortization of goodwill and conduct periodic impairment tests of goodwill. The Company estimated the fair value of its reporting units using a present value method that discounted future cash flows. The cash flow estimates incorporate assumptions on future cash flow growth, terminal values and discount rates. Any such valuation is sensitive to these assumptions. Because the fair value of each reporting unit was below its carrying value (including goodwill), application of SFAS No. 142 required the Company to complete the second step of the goodwill impairment test and compare the implied fair value of each reporting unit's goodwill with the carrying value of that goodwill. As a result of this assessment, the Company recorded a non-cash, before tax impairment charge of $3,415 ($2,117 after-tax) to write-off the entire goodwill amount as a cumulative effect of a change in accounting principle.

The following table presents a comparison of the 2003 results to 2002 and 2001 results adjusted to exclude goodwill amortization expense:

	Years Ended December 31,		
	2003	2002	2001
	(in thousands, except per share data)		
Loss before cumulative effect of a change in accounting principle	$(3,260)	$(3,642)	$(3,648)
Cumulative effect of a change in accounting principle, net of tax	—	(2,117)	—
Reported net loss	(3,260)	(5,759)	(3,648)
Addback: goodwill amortization, net of tax	—	—	64
Adjusted net loss	$(3,260)	$(5,759)	$(3,584)
Basic and diluted net loss per share:			
Loss before cumulative effect of a change in accounting principle	$ (.34)	$ (.38)	$ (.38)
Cumulative effect of a change in accounting principle, net of tax	—	(.22)	—
Reported net loss per share	(.34)	(.60)	(.38)
Addback: goodwill amortization, net of tax	—	—	.01
Adjusted net loss per share	$ (.34)	$ (.60)	$ (.37)

Revenue Recognition

Revenue is recognized in accordance with the Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition." For both direct and toll shipments, revenue is recognized when steel is shipped to the customer and title is transferred. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates and are immaterial to the consolidated financial statements.

Shipping and Handling Fees and Costs

The Company classifies all amounts billed to a customer in a sales transaction related to shipping and handling as revenue. Additionally, the Company classifies costs incurred for shipping and handling to the customer as "Distribution" expense in its consolidated statements of operations.

Impairment

The Company evaluates the recoverability of long-lived assets, other than goodwill, and the related estimated remaining lives whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Events or changes in circumstances which could trigger an impairment review include significant underperformance relative to the expected historical or projected future operating results, significant changes in the manner of the use of the acquired assets or the strategy for the overall business or significant negative industry or economic trends. The Company records an impairment or change in useful life whenever events or changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed in accordance with Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets."

Stock-Based Compensation

Statement of Financial Accounting Standards No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock. The Company's stock-based employee compensation plans are described more fully in Note 10.

If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date under SFAS No. 123, net loss and net loss per share would have increased by the amounts shown below:

	Years Ended December 31,		
	2003	2002	2001
	(in thousands, except per share data)		
Net loss, as reported	$(3,260)	$(5,759)	$(3,648)
Pro forma expense, net of tax	(239)	(134)	(262)
Pro forma net loss	$(3,499)	$(5,893)	$(3,910)
Basic and diluted net loss per share:			
As reported	$ (0.34)	$ (0.60)	$ (0.38)
Pro forma	$ (0.36)	$ (0.61)	$ (0.41)

Shares Outstanding and Earnings Per Share

Earnings per share for all periods presented have been calculated and presented in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic earnings per share excludes any dilutive effects of stock options and is calculated by dividing income available to common shareholders by the weighted average number of shares outstanding for the period. Diluted earnings per share is calculated including the dilutive effects of stock options. Basic and diluted weighted average shares outstanding were 9.6 million for all periods presented. Stock options to purchase 1,095,833 shares for 2003, 982,833 shares for

2002, and 885,833 for 2001, were not dilutive and therefore were not included in the computation of diluted net loss per share amounts.

Impact of Recently Issued Accounting Pronouncements

In October 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 144 (SFAS No. 144), "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 provides a single, comprehensive accounting model for impairment and disposal of long-lived assets and discontinued operations. The Company adopted SFAS No. 144 on January 1, 2002. See Note 2, "Discontinued Operations," for the impact of adoption of SFAS No. 144 on the Company's financial statements.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146 (SFAS No. 146), "Accounting for Exit or Disposal Activities." SFAS No. 146 addresses issues related to the recognition, measurement, and reporting of costs associated with exit and disposal activities including restructuring activities. SFAS No. 146 requires liabilities associated with exit or disposal activities to be expensed as incurred and will impact the timing of recognition for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial statements.

In November 2002, the FASB issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others." The interpretation requires that upon issuance of a guarantee, the entity must recognize a liability for the fair value of the obligation it assumes under that obligation. The Company adopted the disclosure provisions of FIN 45 effective for the year ended December 31, 2002. The provisions for initial recognition and measurement of guarantees became effective for the Company beginning January 1, 2003. The adoption of the recognition provision of FIN 45 did not have a material impact on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46 (FIN 46), "Consolidation of Variable Interest Entities." FIN 46 clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," to certain entities in which equity investors do not have the characteristics of a controlling financial interest or in which equity investors do not bear the residual economic risks. The interpretation was immediately applicable to variable interest entities (VIE's) created after January 31, 2003, and to VIE's in which an enterprise obtains an interest after that date. As originally issued, it applied in the fiscal year or interim period beginning after June 15, 2003, to VIE's in which an enterprise holds a variable interest that was acquired before February 1, 2003. In October 2003, the FASB issued FASB Staff Position No. 46-6, which defers the effective date for FIN 46 to the first interim or annual period ending after March 15, 2004 for non-special-purpose entity VIE's created before February 1, 2003. The Company is evaluating the impact of the adoption of FIN 46 on its financial statements.

2. Discontinued Operations:

In 2002, the Company closed its unprofitable tube processing operation (Tubing) in Cleveland, Ohio. In accordance with SFAS No. 144, Tubing has been accounted for as a discontinued operation. As a result, Tubing's after-tax operating losses of $1,042 in 2002 and $559 in 2001 are shown separate from the Company's results from continuing operations. In addition, a $1,599 after-tax charge for the costs of the Tubing closure is included in the 2002 consolidated statement of operations. This non-cash charge primarily relates to the write down of Tubing's property and equipment to estimated fair value less costs to sell in accordance with SFAS No. 144. The fair value of the Tubing property and equipment was determined by independent appraisal. In December 2002, the Company sold the Tubing equipment for $1,275 (its approximate appraised and net book value) and used the proceeds from the sale to reduce debt. The Tubing real estate is recorded as "Assets Held for Sale" on the accompanying December 31, 2003 consolidated balance sheet for $637.

Included in Tubing's 2002 operating loss is a before tax $700 charge ($431 after-tax) for liabilities primarily related to post-closure employee and tenancy costs. Tubing had approximately 30 salaried and hourly employees. The charge was recorded in accordance with EITF 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity." The reserve was fully utilized and all employees were severed prior to December 31, 2003. Substantially all of Tubing's working capital was liquidated prior to December 31, 2002.

Operating results of discontinued operations were as follows:

	Years Ended December 31,	
	2002	2001
	(in thousands, except per share data)	
Net sales	$ 3,766	$11,491
Loss before income taxes	(1,695)	(909)
Loss from operations of discontinued tube operation, net of income tax benefit of $653 in 2002, and $350 in 2001	(1,042)	(559)
Loss on disposition of discontinued tube operation, net of income tax benefit of $1,001	(1,599)	—
Loss from discontinued operations	$(2,641)	$ (559)
Basic and diluted net loss per share from discontinued operations	$ (.28)	$ (.06)

3. Investments in Joint Ventures:

The Company and the United States Steel Corporation (USS) each own 50% of Olympic Laser Processing (OLP), a company that processes laser welded sheet steel blanks for the automotive industry. OLP's Michigan facility is equipped with three automated and two manual-feed laser-welding lines. The Company and USS have each contributed $5,300 in cash to capitalize OLP, and each guarantees, on a several basis, 50% of OLP's outstanding debt. OLP's credit facility is also supported by a $3,000 letter of credit by USS. OLP bank debt outstanding at December 31, 2003 totaled $16,359.

The Company has a 49% ownership interest in G.S.P., LLC (GSP), a joint venture to support the flat-rolled steel requirements of the automotive industry as a Minority Business Enterprise. The Company has contributed $603 in cash to capitalize GSP. On April 1, 2002, Thomas A. Goss and Gregory F. Goss, executive officers of the Goss Group, Inc., an insurance enterprise, assumed 51% majority ownership interest from the venture's previous majority owners. GSP is a certified member of the Michigan Minority Business Development Council. The Company guarantees 49% of the outstanding debt under GSP's $3,880 demand note bank loan agreement. GSP bank debt outstanding at December 31, 2003 totaled $1,734.

The following table sets forth selected data for the Company's OLP and GSP joint ventures:

	For the Years Ended December 31,		
Income Statement Data:	2003	2002	2001
Net sales	$36,268	$31,067	$21,061
Gross profit	11,553	11,392	7,578
Operating income (loss)	(1,294)	2,022	708
Net income (loss)	$(2,031)	$ 1,208	$ (319)

	As of December 31,	
Balance Sheet Data:	2003	2002
Current assets	$ 6,918	$ 5,916
Net property and equipment	20,151	18,310
Current liabilities	9,380	7,538
Long-term liabilities	$15,370	$16,337

The Company's investments in joint ventures, accounted for under the equity method, totaled $1,625 and $637 December 31, 2003 and 2002, respectively.

4. Accounts Receivable:

Accounts receivable are presented net of allowances for doubtful accounts of $4,428 and $940 as of December 31, 2003 and 2002, respectively. Bad debt expense totaled $3,963 in 2003, $1,074 in 2002, and $979 in 2001. The increase in bad debt expense in 2003 related to uncollectible receivables primarily from a customer that unexpectedly filed for bankruptcy protection in December 2003.

From 1995 to June 2001, the Company operated under an agreement to sell, on a revolving basis, through its wholly-owned subsidiary Olympic Steel Receivables LLC, an undivided interest in a designated pool of its trade accounts receivable. In connection with its June 2001 loan refinancing, the Company's accounts receivable securitization program was terminated, resulting in the repurchase of $42,000 of accounts receivable previously sold. In conjunction with the termination of the receivable securitization program, the Company no longer incurred receivable securitization expense on its consolidated statements of operations.

The average receivable pool sold totaled $43,253 while the program was in effect in 2001. Costs of the program, which primarily consisted of the purchaser's financing cost of issuing commercial paper backed by the receivables, totaled $1,260 in 2001 and have been classified as "Receivable Securitization Expense" in the accompanying consolidated statements of operations. The program costs were based on commercial paper rates plus 65 basis points. The average program costs for 2001 were 5.9%.

5. Property and Equipment:

Property and equipment consists of the following:

December 31,	2003	2002
Land and improvements	$ 9,833	$ 9,800
Buildings and improvements	54,603	54,594
Machinery and equipment	75,983	75,432
Furniture and fixtures	4,640	4,782
Computer equipment	6,789	5,727
Vehicles	63	145
Construction in progress	174	1,083
	152,085	151,563
Less accumulated depreciation	(62,303)	(54,240)
Net property and equipment	$ 89,782	$ 97,323

Construction in progress at December 31, 2003 primarily consisted of equipment upgrades. Construction in progress at December 31, 2002 primarily consisted of expenditures related to the Company's business process improvement project.

6. Debt:

Credit Facility

On December 30, 2002, the Company refinanced its 3-year, $125,000 secured financing agreement (the Refinanced Credit Facility) with a new 3-year, $132,000 secured bank-financing agreement (the New Credit Facility). Funding under the New Credit Facility occurred on January 2, 2003, and proceeds were used to pay off outstanding borrowings under the Refinanced Credit Facility, certain industrial revenue bonds and term debt.

In connection with the refinancing, the prior agent bank waived $861 of deferred pay term loan interest, which the Company previously expensed. Fourth quarter 2002 earnings results reflect the waived amount as a reduction to interest expense, offset by $2,082 of accelerated non-cash deferred financing fee amortization related to the early termination of the Refinanced Credit Facility. Deferred financing fees were being amortized to expense over the term of the Refinanced Credit Facility, and amortization of these costs amounted to $1,388 in 2002 and $687 in 2001.

The New Credit Facility is collateralized by the Company's accounts receivable, inventories, and substantially all property and equipment. The New Credit Facility expires on December 15, 2005, with two additional annual extensions at the banks' option. Revolver borrowings are limited to the lesser of a borrowing base, comprised of eligible receivables and inventories, or $90,000 in the aggregate. The Company has the option to borrow based on the agent bank's base rate or Eurodollar Rates (EURO) plus a Premium. Components and interest rate options for the New Credit Facility were as follows at December 31, 2003:

Component	Amortization	Premium Over Base
$90,000 Revolver	Not applicable	0.25% on Prime Borrowings 2.25% on EURO Borrowings
$12,000 Equipment Term Loan	$200 per month, commencing February 2003	0.75% on Prime Borrowings 2.75% on EURO Borrowings
$30,000 Real Estate Term Loan	$167 per month, commencing February 2003	0.75% on Prime Borrowings 2.75% on EURO Borrowings

A commitment fee is paid monthly on any unused portion of the New Credit Facility. Each quarter, the commitment fee and Premiums may increase or decrease based on the Company's debt service coverage performance. Interest on all borrowing options is paid monthly. The revolver interest rate approximated 3.6% on December 31, 2003.

The New Credit Facility requires the Company to comply with various covenants, the most significant of which include: (i) minimum excess availability of $10,000, tested monthly, (ii) a minimum fixed charge coverage ratio of 1.25, and maximum leverage ratio of 1.75, which are tested quarterly, (iii) restrictions on additional indebtedness, and (iv) limitations on capital expenditures. The Company obtained a waiver for non-compliance with its fixed charge coverage ratio at December 31, 2003. The failure to comply was primarily the result of a bad debt charge related to a receivable from a customer that unexpectedly filed for bankruptcy protection in December 2003, which was deemed uncollectible. The waiver allows the Company to exclude the bad debt charge from all future fixed charge coverage tests. At December 31, 2003 availability under the New Credit Facility totaled $27,419.

The Company incurred $2,225 of New Credit Facility closing fees and expenses, which have been capitalized and included in "Deferred Financing Fees, Net" on the accompanying consolidated balance sheets. These costs are amortized to interest and other expense on debt over the 3-year term of the agreement.

The credit facility revolver balance on the accompanying consolidated balance sheets includes $1,716 and $2,065 of checks issued that have not cleared the bank as of December 31, 2003 and 2002, respectively.

Term Loans

The long-term portion of term loans at December 31, 2003 and 2002, consisted of the following:

Description	Opening Rate at 1/2/03	Rate at 12/31/03	2003	2002
Equipment Term Loan	4.1%	3.9%	$ 7,400	$ 9,800
Real Estate Term Loan	4.1%	3.9%	26,167	28,167
Other	4.0%	4.0%	62	89
			$33,629	$38,056

Industrial Revenue Bonds

The long-term portion of industrial revenue bonds (IRB's) at December 31, 2003 and 2002, consisted of the following:

Description of Bonds	Interest Rate at 12/31/03	2003	2002
$6,000 fixed rate bonds due 1999 through 2014	5.1%	$3,754	$4,204

The accompanying December 31, 2002 consolidated balance sheet includes $2,590 of IRB principal as current portion of long-term debt for IRB's that were paid off in the first quarter of 2003 (prior to their due date). A corresponding escrow deposit of $2,651 was included in prepaid expenses to fund the IRB principal and interest payment.

7. Scheduled Debt Maturities, Interest, Debt Carrying Values:

Scheduled maturities of all long-term debt for the years succeeding December 31, 2003 are $4,877 in 2004, $34,058 in 2005, $513 in 2006, $539 in 2007, $567 in 2008, and $1,706 thereafter. The overall effective interest rate for all debt amounted to 4.6% in 2003, 5.7% in 2002, and 8.8% in 2001. Interest paid totaled $3,155, $6,067, and $5,116 for the years ended December 31, 2003, 2002, and 2001, respectively. Average total debt outstanding was $95,943, $91,480, and $96,837 in 2003, 2002, and 2001, respectively. Amounts paid relative to the accounts receivable securitization program, which was terminated in June 2001, totaled $1,587 in 2001.

Management believes the carrying values of its long-term debt approximate their fair values, as each of the Company's variable rate debt arrangements bear interest at rates that fluctuate based on a bank's base rate, EURO, LIBOR, or the short-term tax exempt revenue bond index.

The Company has not entered into interest rate transactions for speculative purposes or otherwise. The Company does not hedge its exposure to floating interest rate risk. However, the Company has the option to enter into 30 to 180 day fixed base rate EURO loans under the New Credit Facility.

8. Income Taxes:

The components of the Company's benefit for income taxes from continuing operations were as follows:

	2003	2002	2001
Current:			
Federal	$ —	$ —	$ 10
State and local	—	—	105
	—	—	115
Deferred	1,741	626	1,818
	$1,741	$626	$1,933

The components of the Company's deferred income taxes at December 31 are as follows:

	2003	2002
Deferred tax assets:		
Inventory	$ 419	$ 242
Tax credit and net operating loss carryforward	11,059	8,340
Intangibles	911	1,345
Allowance for doubtful accounts	315	357
Accrued expenses	258	2,060
Total deferred tax assets	12,962	12,344
Deferred tax liabilities:		
Property and equipment	(10,260)	(10,351)
Partnership basis differences	(1,132)	(1,118)
Total deferred tax liabilities	(11,392)	(11,469)
Deferred tax assets, net	$ 1,570	$ 875

The following table reconciles the U.S. federal statutory rate (34.0% for 2003 and 35% for 2002 and 2001) to the Company's effective tax rate:

	2003	2002	2001
U.S. federal statutory rate	34.0%	35.0%	35.0%
State and local taxes, net of federal benefit	4.7	2.6	2.0
All other, net	(3.9)	0.9	1.5
Effective income tax rate	34.8%	38.5%	38.5%

Net refunds of income taxes totaled $1,222 and $3,559 in 2003 and 2002, respectively. The Company has net operating loss carryforwards of $23,253, which begin expiring in the year ended December 31, 2020. If the Company were to continue to incur losses before taxes in 2004, it would be necessary to reassess the need for a valuation allowance.

9. Retirement Plans:

The Company's retirement plans consist of a profit-sharing plan and a 401(k) plan covering all non-union employees and two separate 401(k) plans covering all union employees.

Company contributions to the non-union profit-sharing plan are discretionary amounts as determined annually by the Board of Directors. No profit sharing contributions were made in 2003, 2002, and 2001. The non-union 401(k) retirement plan allows eligible employees to contribute up to 10% of their W-2 earnings. The Company contribution is determined annually by the Board of Directors and is based on a percentage of eligible employees' contributions. The Company did not contribute to the non-union 401(k) retirement plan in 2003. In 2002 and 2001, the Company matched one half of each eligible employee's contribution.

Company contributions for each of the last three years for the union plans were 3% of eligible W-2 wages plus one half of the first 4% of each employee's contribution.

Retirement plan expense amounted to $314, $1,132, and $1,066 for the years ended December 31, 2003, 2002, and 2001, respectively.

10. Stock Options:

In January 1994, the Stock Option Plan (Option Plan) was adopted by the Board of Directors and approved by the shareholders of the Company. Pursuant to the provisions of the Option Plan, key employees of the Company, non-employee directors and consultants may be offered the opportunity to acquire shares of Common Stock by the grant of stock options, including both incentive stock options (ISOs) and nonqualified stock options. ISOs are not available to non-employee directors or consultants. A total of 1,300,000 shares of Common Stock are reserved under the Option Plan. The purchase price of a share of Common Stock pursuant to an ISO will not be less than the fair market value of a share of Common Stock at the grant date. Options vest over three or five years at rates of 33.3% and 20% per year, respectively, commencing on the first anniversary of the grant date, and all expire 10 years after the grant date. The Option Plan terminates on January 5, 2009. Termination of the Option Plan will not affect outstanding options.

Transactions under the Option Plan are as follows:

	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2000	441,833	8.75
Granted (at exercise prices ranging from $1.97 - $2.63)	502,000	2.21
Forfeited	(58,000)	7.99
Outstanding at December 31, 2001	885,833	5.09
Granted (at exercise price of $5.28)	147,000	5.28
Exercised	(10,500)	2.91
Forfeited	(39,500)	6.21
Outstanding at December 31, 2002	982,833	5.10
Granted (at exercise price of $3.50)	136,000	3.50
Exercised	(2,500)	2.63
Forfeited	(20,500)	5.97
Outstanding at December 31, 2003	1,095,833	4.89

The weighted average fair value of options granted during 2003, 2002 and 2001 was $3.50, $5.28, and $2.21, respectively.

The following table summarizes information about fixed-price stock options outstanding at December 31, 2003:

	Options Outstanding			Options Exercisable	
Exercise Price	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$15.50	62,000	0.2 years	$15.50	62,000	$15.50
15.50	10,000	1.1 years	15.50	10,000	15.50
15.50	10,000	2.3 years	15.50	10,000	15.50
14.63	8,000	3.3 years	14.63	8,000	14.63
8.75	127,333	5.3 years	8.75	127,333	8.75
4.84	127,667	6.3 years	4.84	127,667	4.84
1.97	300,000	7.0 years	1.97	120,000	1.97
2.38	50,000	7.1 years	2.38	20,000	2.38
2.63	129,333	7.3 years	2.63	81,166	2.63
5.28	135,500	8.3 years	5.28	45,167	5.28
3.50	136,000	9.3 years	3.50	—	3.50

In 1996, the Company adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," as the Company utilizes the intrinsic value method to account for stock-based employee compensation. SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123" has amended SFAS No. 123, and the required disclosures are included herein.

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2003	2002	2001
Risk free interest rate	3.77%	5.13%	5.25%
Expected life in years	10	10	10
Expected volatility	.57	.57	.54
Expected dividend yield	0%	0%	0%

11. Commitments and Contingencies:

The Company leases certain warehouses, sales offices and machinery and equipment under long-term lease agreements. All leases are classified as operating and expire at various dates through 2010. In some cases the leases include options to extend. Rent expense was $1,527, $1,512, and $1,351 for the years ended December 31, 2003, 2002, and 2001, respectively.

Future minimum lease payments as of December 31, 2003 are as follows:

2004	$1,362
2005	757
2006	687
2007	576
2008	449
Thereafter	537
	$4,368

The Company is party to various legal actions that it believes are ordinary in nature and incidental to the operation of its business. In the opinion of management, the outcome of the proceedings to which the Company is currently a party will not have a material adverse effect upon its operations or financial position.

In the normal course of business, the Company periodically enters into agreements that incorporate indemnification provisions. While the maximum amount to which the Company may be exposed under such agreements can not be estimated, it is the opinion of management that these guarantees and indemnifications are not expected to have a material adverse effect on the Company's results of operations or financial position.

As of December 31, 2003, Olympic guaranteed 50% of OLP's $16,359 and 49% of GSP's $1,734 of outstanding debt on a several basis. These guarantees were a requirement of the joint venture companies financing agreements.

Approximately 226 of the Company's hourly plant personnel at its Minneapolis and Detroit facilities are represented by four separate collective bargaining units. In April 2003, the Company's collective bargaining agreement covering its Minneapolis plate processing facility was renewed to March 31, 2006. In June 2003, the Company's collective bargaining agreement covering its Detroit's hourly plant maintenance personnel was renewed to June 30, 2007.

The collective bargaining agreements covering hourly plant employees at the Company's Detroit and Minneapolis coil facilities expire on June 30, 2004 and September 30, 2005, respectively. The Company has never experienced a work stoppage and believes that its relationship with its employees is good. However, any prolonged disruption in business arising from work stoppages by Company personnel represented by collective bargaining units could have a material adverse effect on the Company's results of operations.

12. Related Party Transactions:

A related entity handles a portion of the freight activity for the Company's Cleveland operation. Payments to this entity totaled $1,279, $1,458, and $1,327 for the years ended December 31, 2003, 2002, and 2001, respectively. There is no common ownership or management of this entity with the Company. Another related entity owns one of the Cleveland warehouses and leases it to the Company at an annual rental of $195. The lease was renewed in June 2000 for a 10-year term with one remaining renewal option for an additional 10 years.

David A. Wolfort, President and Chief Operating Officer, purchased 300,000 shares of the Company's Common Stock from treasury on February 22, 2001. The shares were purchased pursuant to a 5-year, full recourse promissory note with principal and all accrued interest due and payable to the Company on or before January 1, 2006. The principal balance of $675 accrues interest at 5.07% per annum, and is collateralized by a pledge of the underlying shares until the note is paid in full. The note was fully collateralized at December 31, 2003 and 2002.

Michael D. Siegal, Chairman of the Board of Directors and Chief Executive Officer, and David A. Wolfort, President and Chief Operating Officer, are minority investors in a company that provides online services to Olympic's employees with respect to their retirement plan accounts. Mr. Siegal also serves as a director for that company.

13. Shareholder Rights Plan:

On January 31, 2000, the Company's Board of Directors (the Directors) approved the adoption of a share purchase rights plan. The terms and description of the plan are set forth in a rights agreement, dated January 31, 2000, between the Company and National City Bank, as rights agent (the Rights Agreement). The Directors declared a dividend distribution of one right for each share of Common Stock of the Company outstanding as of the March 6, 2000 record date (the Record Date). The Rights Agreement also provides, subject to specified exceptions and limitations, that Common Stock issued or delivered from the Company's treasury after the Record Date will be accompanied by a right. Each right entitles the holder to purchase one-one-hundredth of a share of Series A Junior Participating Preferred stock, without par value at a price of $20 per one one-hundredth of a preferred share (a Right). The Rights expire on March 6, 2010, unless earlier redeemed, exchanged or amended. Rights become exercisable to purchase Preferred Shares following the commencement of certain tender offer or exchange offer solicitations resulting in beneficial ownership of 15% or more of the Company's outstanding common shares as defined in the Rights Agreement.

SUPPLEMENTARY FINANCIAL INFORMATION
Unaudited Quarterly Results of Operations
(in thousands, except per share amounts)

2003	1st	2nd	3rd	4th	Year
Net sales	$114,880	$113,401	$115,850	$128,417	$472,548
Gross profit	23,893	23,971	25,005	26,987	99,856
Operating income (loss)	379	146	1,491	(1,850)	166
Loss from continuing operations before income taxes and cumulative effect of a change in accounting principle	(798)	(816)	(146)	(3,241)	(5,001)
Net loss	$ (479)	$ (554)	$ (115)	$ (2,112)	$ (3,260)
Basic and diluted net loss per share	$ (0.05)	$ (0.06)	$ (0.01)	$ (0.22)	$ (0.34)
Weighted average shares outstanding — basic	9,644	9,645	9,646	9,648	9,646
Market price of common stock: (a)					
High	$ 4.10	$ 4.25	$ 4.91	$ 8.50	$ 8.50
Low	2.79	3.35	3.71	4.25	2.79

2002	1st	2nd	3rd	4th	Year
Net sales	$110,239	$121,713	$116,465	$110,967	$459,384
Gross profit	28,145	31,554	27,382	22,695	109,776
Operating income (loss)	2,270	4,217	1,598	(2,247)	5,838
Income (loss) from continuing operations before income taxes and cumulative effect of a change in accounting principle	735	2,884	244	(5,490)	(1,627)
Cumulative effect of a change in accounting principle, net of income tax benefit of $1,298	(2,117)	—	—	—	(2,117)
Net income (loss)	$ (1,915)	$ (618)	$ 150	$ (3,376)	$ (5,759)
Basic and diluted net income (loss) per share	$ (0.20)	$ (0.06)	$ 0.02	$ (0.35)	$ (0.60)
Weighted average shares outstanding — basic	9,631	9,635	9,638	9,642	9,637
Market price of common stock: (a)					
High	$ 6.05	$ 6.15	$ 6.57	$ 3.99	$ 6.57
Low	2.40	5.05	2.82	2.72	2.40

(a) Represents high and low closing quotations as reported by the Nasdaq National Market.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluations required by Rule 13a-15 of the Securities Exchange Act of 1934 of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this Report have been carried out under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer. Based upon such evaluations, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective. There have been no changes in the Company's internal controls over financial reporting during the period covered by this report that were identified in connection with the evaluation referred to above that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Information required by Item 10 as to the Directors of the Registrant will be incorporated herein by reference to the information set forth under the captions "Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Registrant's definitive proxy statement for its April 29, 2004 Annual Meeting of Shareholders.

Information required by Item 10 as to the Audit Committee Financial Expert will be incorporated herein by reference to the information set forth under the caption "Board of Directors Meetings and Committees" in the Registrant's definitive proxy statement for its April 29, 2004 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

Information required by Item 11 will be incorporated herein by reference to the information set forth under the caption "Executive Officers' Compensation" in the Registrant's definitive proxy statement for its April 29, 2004 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Information required by Item 12 will be incorporated herein by reference to the information set forth under the captions "Security Ownership of Certain Beneficial Owners," "Security Ownership of Management," and "Employee Benefit Plans" in the Registrant's definitive proxy statement for its April 29, 2004 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information required by Item 13 will be incorporated herein by reference to the information set forth under the caption "Related Party Transactions" in the Registrant's definitive proxy statement for its April 29, 2004 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by Item 14 will be incorporated herein by reference to the information set forth under the caption "Independent Auditors" in the Registrant's definitive proxy statement for its April 29, 2004 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

(a)(1) The following financial statements are included in Part II, Item 8:

Report of Independent Public Auditors

Consolidated Statements of Operations for the Years Ended December 31, 2003, 2002, and 2001

Consolidated Balance Sheets as of December 31, 2003 and 2002

Consolidated Statements of Cash Flows for the Years Ended December 31, 2003, 2002, and 2001

Consolidated Statements of Shareholders' Equity for the Years Ended December 31, 2003, 2002, and 2001

Notes to Consolidated Financial Statements

(a)(2) Financial Statement Schedules. All schedules have been omitted since the required information is not present or not present in amounts sufficient to require submission of the schedule, or because the information required is included in the financial statements including notes thereto.

(a)(3) Exhibits. The Exhibits filed herewith are set forth on the Index to Exhibits filed as part of this report.

(b) Reports on Form 8-K. On February 12, 2004, the Company filed a Current Report on Form 8-K announcing its results of operations for the fourth quarter of 2003 and fiscal year 2003.

OLYMPIC STEEL, INC.

INDEX TO EXHIBITS

Exhibit	Description of Document	
3.1(i)	Amended and Restated Articles of Incorporation	(a)
3.1(ii)	Amended and Restated Code of Regulations	(a)
4.1	Amended and Restated Credit Agreement dated December 30, 2002 by and among the Registrant, three banks and Comerica Bank, as Administrative Agent	(b)
4.2	Amendment No. 1 to Amended and Restated Credit Agreement dated February 6, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	(b)
4.3	Amendment No. 2 to Amended and Restated Credit Agreement dated March 15, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	
4.4	Amendment No. 3 to Amended and Restated Credit Agreement dated June 30, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	
4.5	Amendment No. 4 to Amended and Restated Credit Agreement dated December 26, 2003 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent	
4.6	Amendment No. 5 to Amended and Restated Credit Agreement and Waiver dated February 9, 2004 by and among the Registrant, five banks and Comerica Bank, as Administrative Agent Information concerning certain of the Registrant's other long-term debt is set forth in Note 6 of Notes to Consolidated Financial Statements. The Registrant hereby agrees to furnish copies of such instruments to the Commission upon request.	
4.7	Rights Agreement (Including Form of Certificate of Adoption of Amendment to Amended Articles of Incorporation as Exhibit A thereto, together with a Summary of Rights to Purchase Preferred Stock)	(c)
10.1	Olympic Steel, Inc. Stock Option Plan	(a)
10.2	Lease, dated as of July 1, 1980, as amended, between S.M.S. Realty Co., a lessor, and the Registrant, as lessee, relating to one of the Cleveland facilities	(a)
10.4	Lease, dated as of November 30, 1987, as amended, between Tinicum Properties Associates L.P., as lessor, and the Registrant, as lessee, relating to Registrant's Lester, Pennsylvania facility	(a)
10.5	Operating Agreement of Trumark Steel & Processing, LLC, dated April 1, 2002, by and among The Goss Group, Inc., and Oly Steel Welding, Inc.	(d)
10.6	Carrier Contract Agreement for Transportation Services, dated August 1, 1998, between Lincoln Trucking Company and the Registrant	(e)
10.7	Operating Agreement of OLP, LLC, dated April 4, 1997, by and between the U.S. Steel Group of USX Corporation and Oly Steel Welding, Inc.	(f)
10.8	Form of Management Retention Agreement for Senior Executive Officers of the Company	(g)
10.9	Form of Management Retention Agreement for Other Officers of the Company	(g)
10.10	David A. Wolfort Employment Agreement dated January 1, 2001	(h)
10.11	Promissory Note and Stock Pledge Agreement between Olympic Steel, Inc., and David A. Wolfort	(h)
14	Code of Ethics	
21	List of Subsidiaries	
23	Consent of Independent Public Accountants	
24	Directors and Officers Powers of Attorney	

Exhibit	Description of Document
31.1	Certification of the Principal Executive Officer of the Company, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of the Principal Financial Officer of the Company, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Written Statement of Michael D. Siegal, Chairman and Chief Executive Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Written Statement of Richard T. Marabito, Chief Financial Officer of the Company pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Financial statements of OLP, LLC

(a) Incorporated by reference to the Exhibit with the same exhibit number included in Registrant's Registration Statement on Form S-1 (No. 33-73992) filed with the Commission on January 12, 1994.

(b) Incorporated by reference to an Exhibit included in Registrant's Form 10-K filed with the Commission on March 28, 2003.

(c) Incorporated by reference to an Exhibit included in Registrant's Form 10-Q filed with the Commission on August 13, 2001.

(d) Incorporated by reference to an Exhibit included in Registrant's Form 10-Q filed with the Commission on May 13, 2002.

(e) Incorporated by reference to an Exhibit included in Registrant's Form 10-K filed with the Commission on March 12, 1999.

(f) Incorporated by reference to an Exhibit included in Registrant's Form 10-Q filed with the Commission on May 2, 1997.

(g) Incorporated by reference to an Exhibit included in Registrant's Form 10-Q filed with the Commission on August 3, 2000.

(h) Incorporated by reference to an Exhibit included in Registrant's Form 10-K filed with the Commission on March 28, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OLYMPIC STEEL, INC.

March 26, 2004

By: /s/ RICHARD T. MARABITO
Richard T. Marabito,
Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons in the capacities indicated and on the 26th day of March, 2004.

/s/ MICHAEL D. SIEGAL * — March 26, 2004
Michael D. Siegal
Chairman of the Board
and Chief Executive Officer

/s/ DAVID A. WOLFORT * — March 26, 2004
David A. Wolfort
President, Chief Operating Officer
and Director

/s/ RICHARD T. MARABITO * — March 26, 2004
Richard T. Marabito
Chief Financial Officer
(Principal Accounting Officer)

/s/ SUREN A. HOVSEPIAN * — March 26, 2004
Suren A. Hovsepian, Director

/s/ MARTIN H. ELRAD * — March 26, 2004
Martin H. Elrad, Director

/s/ THOMAS M. FORMAN * — March 26, 2004
Thomas M. Forman, Director

/s/ JAMES B. MEATHE * — March 26, 2004
James B. Meathe, Director

/s/ HOWARD L. GOLDSTEIN * — March 26, 2004
Howard L. Goldstein, Director

* The undersigned, by signing his name hereto, does sign and execute this Annual Report on Form 10-K pursuant to the Powers of Attorney executed by the above-named officers and Directors of the Company and filed with the Securities and Exchange Commission on behalf of such officers and Directors.

By: /s/ RICHARD T. MARABITO — March 26, 2004
Richard T. Marabito, Attorney-in-Fact

ABOUT THE COMPANY

Founded in 1954, Olympic Steel is a North American steel service center that specializes in the processing and distribution of large volumes of carbon, coated carbon and stainless steel, flat-rolled sheet, and coil and plate products. These products are purchased from domestic and international steel producers, processed and inventoried by Olympic, and delivered just-in-time to a diverse customer base of manufacturers and fabricators of transportation and material handling equipment, automobiles, construction and farm machinery, storage tanks, environmental and energy generation equipment, appliances, food service and electrical equipment, as well as general and plate fabricators. The Company's recognized strengths in inventory management, service and distribution also make it a significant supplier to other steel service centers.

Through its Cleveland, Ohio headquarters and its network of facilities, Olympic offers a variety of value-added services, including cutting-to-length, tempering, burning, blanking, slitting, machining, tension leveling, shearing, laser welding, edge rolling and shot blasting. The Company's ability to manage a diversified business in an otherwise cyclical industry enables it to respond to customer needs.

FINANCIAL INFORMATION

In thousands, except per share and ratio data	2003	2002	% Change
For the Year			
Tons sold	**1,181**	1,158	2.0%
Net sales	**472,548**	459,384	2.9%
Operating income	**166**	5,838	(97.2%)
Net loss	**(3,260)**	(5,759)	(43.4%)
Net loss per share	**(0.34)**	(0.60)	(43.3%)
Weighted average shares outstanding	**9,646**	9,637	0.1%
Capital expenditures	**836**	1,490	(43.9%)
At Year End			
Inventories	**92,775**	101,837	(8.9%)
Total assets	**249,002**	262,911	(5.3%)
Total debt	**97,797**	106,793	(8.4%)
Shareholders' equity	**112,236**	115,495	(2.8%)
Shareholders' equity per share	**11.63**	11.98	(2.9%)
Debt to equity ratio	**0.87**	0.92	(5.4%)


Tons Sold
1,067
1,158
1,181
2001
2002
2003


Operating Expenses Per Ton
93.60
89.73
84.39
2001
2002
2003


Total Debt
$84,499
$106,793
$97,797
2001
2002
2003


TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 12/31/98)
Dollars
180
160
140
120
100
80
60
40
20
0
12/31/98
12/31/02
12/31/03
Olympic Steel, Inc.
Peer Group
Nasdaq US Index

* Source: CTA Public Relations Data from BRIDGE Information Systems, Inc. Peer Group consists of A.M. Castle & Co., Gibralter Steel Corporation, Shiloh Industries, Inc., Steel Technologies, Inc., Ryerson Tull, Inc., Reliance Steel Company, and Worthington Industries, Inc.

DIRECTORS AND CORPORATE OFFICERS

BOARD OF DIRECTORS

Michael D. Siegal, 51
Chairman of the Board and Chief Executive Officer, Olympic Steel

David A. Wolfort, 51
President and Chief Operating Officer, Olympic Steel

Suren A. Hovsepian, 64
Business Consultant

Martin H. Elrad, 64
Private Investor

Thomas M. Forman, 58
President, Jupiter Licensing

James B. Meathe, 47
President & Chief Operating Officer, Palmer & Cay, Inc.

Howard L. Goldstein, C.P.A., 51
Senior Partner, Mallah, Furman and Company

CORPORATE OFFICERS

Michael D. Siegal
Chief Executive Officer

David A. Wolfort
President and Chief Operating Officer

Richard T. Marabito
Chief Financial Officer

Heber MacWilliams
Chief Information Officer

Richard A. Manson
Treasurer

Marc H. Morgenstern
Secretary, Olympic Steel
Principal, Kahn Kleinman, A Legal Professional Association

SHAREHOLDER INFORMATION

Corporate Headquarters
Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, OH 44146
Phone: (216) 292-3800 (800) 321-6290
Fax: (216) 682-4065

Stock Listing
The Company's common stock trades on the Nasdaq Stock Market under the symbol "ZEUS".

Transfer Agent and Registrar
LaSalle Bank, N.A.
135 South LaSalle Street, Suite 1960
Chicago, IL 60603

Annual Meeting
The annual meeting of shareholders will be held at 3:00 PM., Thursday, April 29, 2004, at
Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, OH 44146

Independent Auditors
PricewaterhouseCoopers LLP
BP Tower, 27th Floor
200 Public Square
Cleveland, OH 44114

Legal Counsel
Kahn Kleinman, A Legal Professional Association
1301 East Ninth Street
Cleveland, OH 44114

Investor Information
Shareholders and prospective investors are welcome to call or write with questions or requests for additional information. Inquiries should be directed to:

Jill A. Lettl
External Communications Manager
Olympic Steel, Inc.
5096 Richmond Road
Bedford Heights, OH 44146
Phone: (216) 292-3800 Ext. 10279
e-mail: ir@olysteel.com
www.olysteel.com

Form 10-K
Shareholders who wish to obtain, without charge, a copy of Olympic Steel's annual report on Form 10-K, filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2003, may do so by writing to Investor Relations at the address indicated above.

OLYMPIC **STEEL**

Corporate Headquarters
5096 Richmond Road
Bedford Heights, OH 44146
Phone: (216) 292-3800 (800) 321-6290
Fax: (216) 682-4065
www.olysteel.com